4113



82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Williams Creek Explorations

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 3146 FISCAL YEAR 1-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 6/13/05

82-3146

RECEIVED

2005 JUN 13 P 12:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS
1-31-05

Williams Creek Explorations Limited

(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended January 31, 2005 and 2004

Williams Creek Explorations Limited
(An Exploration Stage Company)
Consolidated Financial Statements
For the years ended January 31, 2005 and 2004

Contents

Auditors' Report 2

Consolidated Financial Statements

Balance Sheets 3

Statements of Loss and Deficit 4

Statements of Cash Flows 5

Summary of Significant Accounting Policies 6 - 9

Notes to Financial Statements 10 - 17

Auditors' Report

To the Shareholders of
Williams Creek Explorations Limited
(An Exploration Stage Company)

We have audited the Consolidated Balance Sheets of Williams Creek Explorations Limited (an exploration stage company) as at January 31, 2005 and 2004 and the Consolidated Statements of Loss and Deficit and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia
April 19, 2005

Williams Creek Explorations Limited
(An Exploration Stage Company)
Consolidated Balance Sheets

January 31		2005		2004
Assets				
Current				
Cash and cash equivalents (Note 2)	$	272,932	$	158,035
Receivables		1,329		2,807
Tax credits recoverable				21,638
Prepaid expenses		4,156		8,462
		278,417		190,942
Deposit (Note 3)		3,500		3,500
Mineral properties and deferred exploration costs (Note 4)		575,580		569,291
Furniture and equipment (Note 5)		1,728		2,406
	$	859,225	$	766,139
Liabilities and Shareholders' Equity				
Liabilities				
Current				
Accounts payable and accrued liabilities	$	11,654	$	27,070
Shareholders' equity				
Share capital (Note 6)		4,617,419		4,389,169
Contributed surplus (Note 6(c))		7,600		7,600
Deficit accumulated in the exploration stage		(3,777,448)		(3,657,700)
		847,571		739,069
	$	859,225	$	766,139

Approved by the Board:

(signed) "James E. McInnes"
Director

(signed) "Morgan Poliquin"
Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Williams Creek Explorations Limited
(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit

For the years ended January 31	2005	2004
Expenses		
Administrative		
Amortization	$ 678	$ 952
Consulting	5,500	4,000
Filing and transfer agent fees	14,372	15,382
Office	1,129	2,097
Printing	1,393	1,659
Professional fees	30,104	39,295
Rent (Note 8)	1,200	1,200
Telephone	-	978
	(54,376)	(65,563)
Exploration		
General	1,860	21,435
Write-down of deferred exploration costs (Note 4)	57,904	661
	(114,140)	(87,659)
Other items		
Foreign exchange loss	(9,075)	(25,660)
Interest income	3,467	4,406
Gain on sale of marketable securities	-	226
	(5,608)	(21,028)
Net loss for the year	(119,748)	(108,687)
Deficit accumulated in the exploration stage, beginning of year	(3,657,700)	(3,549,013)
Deficit accumulated in the exploration stage, end of year	$ (3,777,448)	$ (3,657,700)
Loss per share - basic and diluted	$ (0.01)	$ (0.01)
Weighted average shares outstanding	12,292,598	10,777,390

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Williams Creek Explorations Limited
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

For the years ended January 31	2005	2004
Cash provided by (used in)		
Operating activities		
Net loss for the year	$ (119,748)	$ (108,687)
Items not involving cash		
Amortization	678	952
Foreign exchange loss	9,075	25,660
Write-down of mineral properties	57,904	661
Stock-based compensation	-	7,600
	(52,091)	(73,814)
Changes in non-cash working capital balances		
Receivables	23,116	(1,844)
Prepaid expenses	4,306	(11,962)
Accounts payable and accrued liabilities	(7,916)	13,053
	(32,585)	(74,567)
Investing activity		
Mineral properties and deferred exploration costs	(64,193)	(258,388)
Financing activity		
Proceeds on issuance of common shares, net of issue costs	220,750	159,480
Increase (decrease) in cash and cash equivalents	123,972	(173,475)
Effect of foreign exchange on cash and cash equivalents	(9,075)	(25,660)
Cash and cash equivalents, beginning of year	158,035	357,170
Cash and cash equivalents, end of year	$ 272,932	$ 158,035

Supplemental Disclosure of Cash Flow Information

Non-cash investing and financing activity		
Issue of common shares for mineral property payments previously accrued	$ 7,500	$ 10,000

No cash was paid in the year for interest or income taxes

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Consolidation

The Company's financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its 37.5% (2004 – 30%) proportionate interest in ATW joint venture. All intercompany transactions and amounts have been eliminated on consolidation.

Financial Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the short-term or demand nature of these instruments.

Cash and Cash Equivalents

For purposes of Balance Sheet classification and the Statement of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Tax Credits

The Company accrues provincial mining tax credits based on management's best estimate of provincial mining tax credits according to its interpretation of current tax legislation. Such claims are subject to review by taxation authorities and, therefore, the amount ultimately received could be materially different than the amount recorded. Tax credits are recorded using the cost reduction method and are included in exploration and development expenditures

Mineral Properties and Deferred Exploration Costs

The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, abandoned, or sold, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Mineral Properties and Deferred Exploration Costs – Continued

Where the Company has entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company's discretion.

Northwest Territories exploration and development activities conducted jointly with others are reflected at the Company's proportionate interest in such activities.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Computer equipment	- 30% declining-balance basis
Furniture and equipment	- 20% declining-balance basis

Income Taxes

Income and resource taxes are accounted for by the liability method. Under this method, income and resource taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally deferred exploration costs, are claimed for tax purposes in different time periods than the related amounts are amortized or written off in the accounts. To the extent that the Company does not consider it to be more likely than not that a future income tax asset will be realized, it provides a valuation allowance against the excess. Future tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

The Company has occasionally issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures. The amount of these tax benefits are renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

For flow-through share issuances in prior years, the Company has recognized the future income tax liability related to the renounced tax benefits, and the offsetting future income tax asset, as share issue costs at the time the related expenditures are renounced. In accordance with EIC-146 *Flow-through shares*, issued in March 2004, the Company will now record future income tax assets that are caused by the renouncement of tax benefits as a recovery of income tax expense.

Foreign Currency Transactions

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

Loss Per Share

The Company applies the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

In 2005, there are no common equivalent shares. In 2004, 2,389,750 common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) were not included in the computation of diluted loss per share because the effect was anti-dilutive.

Stock Based Compensation

During the year ended January 31, 2004, the Company has adopted the new recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". The recommendations were applied on a prospective basis and apply to all awards granted on or after February 1, 2003. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

The Company recognizes all stock-based awards made to consultants, employees and directors using a fair value based method such as the Black-Scholes option pricing model (Note 6(c)).

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

Asset Retirement Obligations

The Company follows the recommendations of CICA Handbook section 3110, "Asset Retirement Obligations" which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation will be measured initially at fair value using present value methodology and the resulting costs will be capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

At January 31, 2005 the Company has only performed preliminary exploratory work on its mineral properties, and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these financial statements.

1. Nature of Business and Ability to Continue as a Going Concern

The Company was organized under the laws of the Province of British Columbia and is engaged in the business of exploring precious and base mineral properties in Canada. At January 31, 2005 and 2004, the Company is considered an exploration stage company.

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at January 31, 2005, the Company has not recognized revenue, has accumulated operating losses of $3,777,448 since its inception, and has not yet determined whether its properties contain mineral reserves that are economically recoverable. The continuation of the Company is dependent upon the continuing financial support of stockholders, obtaining long-term financing to complete exploration and development and the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and upon future profitable production. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds available for exploration or to bring the projects to development.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might arise from this uncertainty.

2. Cash and Cash Equivalents

		2005		2004
Cash	$	272,900	$	158,033
Marketable securities		32		32
	$	272,932	$	158,035

Included in cash and cash equivalents is $121,599 (2004 - $156,971) denominated in US dollars.

3. Deposit

The deposit represents a reclamation deposit to cover any clean-up costs on mineral properties. The application of the deposit for clean-up, if any, will be recorded in the period that the expenditures are incurred.

4. Mineral Properties and Deferred Exploration Costs

	Cariboo/ Kamloops BC	Northwest Territories	Total 2005	Total 2004
Mineral properties, at cost				
Balance, beginning of period	$ 37,057	$ 21,609	$ 58,666	$ 21,640
Additions	31,200	14,466	45,666	37,026
Writedown of mineral properties	(44,946)		(44,946)	-
Balance, end of period	23,311	36,075	59,386	58,666
Deferred Exploration Costs				
Balance, beginning of period	268,052	242,573	510,625	295,072
Costs incurred during the period				
Administration fee				8,058
Assay	77	-	77	20,976
Drilling		303	303	144,636
Geochemical costs	-	-	-	18,951
Geophysical costs	-	4,556	4,556	32,453
Geosciences	-	5,613	5,613	-
Maintenance fees	4,400		4,400	155
Lease payments		(4,100)	(4,100)	5,717
Legal fees	1,036		1,036	-
Supplies	854	120	974	420
Tax assessments	817		817	846
Travel	4,851	-	4,851	5,640
Write-down of deferred exploration costs	(12,958)		(12,958)	(661)
Mining exploration tax credit	-	-	-	(21,638)
	(923)	6,492	(5,569)	215,553
Balance, end of period	267,129	249,065	516,194	510,625
Total	$ 290,440	$ 285,140	$ 575,580	$ 569,291

a) Cariboo and Kamloops, British Columbia claims

The Company owns twenty-eight crown granted mineral claims in the Cariboo Mining Division of British Columbia carried on the books at a nominal value of $1 each. The Company owns a further three crown granted mineral claims in the Kamloops Mining Division of British Columbia held in trust by the Estate of Francis P. Newcome and carried on the books at a nominal value of $1 each.

4. Mineral Properties and Deferred Exploration Costs - Continued

On March 11, 2004, the Company purchased a 100% interest in a mining claim consisting of twenty units located in the Skeena Mining Division in British Columbia for $4,000, subject to a 1.5% net smelter returns royalty which can be repurchased for $1,000,000.

On November 2?, 2004, the Company sold its 100% interest in 15 mining claims (acquired during the year ended January 31, 2004) and assigned a 100% interest in 1 mining claim located in the Skeena Mining Division in British Columbia for $1, subject to a 1% net smelter returns royalty which can be repurchased for $2,000,000. Mineral Property costs and deferred exploration costs of $57,904 relating to these claims were written-off to operations in the year ended January 31, 2005.

During the year ended January 31, 2004 the Company acquired the fifteen mineral claims in the Skeena Mining Division of British Columbia. The claims were acquired for a total cost of $37,026, paid as follows:

Cash	$ 14,088
Issuance of 100,000 common shares at a market value of $0.10 per share (Note 6)	10,000
Payment of staking and recording costs	5,438
Issuance of 30,000 common shares subsequent to January 31, 2004 (Note 6(b)), the obligation of which was included in accounts payable and accrued liabilities at January 31, 2004	7,500
	$ 37,026

b) Northwest Territories claims

During the year ended January 31, 2005, the Company acquired an additional 7.5% net interest in the mineral claims in the MacKenzie Mining District of the Northwest Territories, known as the ATW Property for a total cost of $14,466. The Company now has a 37.5% interest in the claims. A 2% gross over-riding royalty on five of these claims is payable annually from the date of commercial production. To keep these claims active the owners of the properties must incur a minimum level of exploration costs of $2 per acre in the second to tenth year from the record date and $1 per acre thereafter on transfer of claims to lease. The total acreage of these claims is approximately 25,000.

The Company's share of the annual lease commitments is $3,611 for 2006.

5. Furniture and Equipment

			2005	2004
	Cost	**Accumulated Amortization**	**Net Book Value**	Net Book Value
Computer equipment	**$ 6,740**	**$ 5,364**	**$ 1,376**	$ 1,965
Furniture and equipment	**5,106**	**4,754**	**352**	441
	$ 11,846	**$ 10,118**	**$ 1,728**	$ 2,406

6. Share Capital

Authorized
100,000,000 common shares without par value

	Shares	Amount
Issued		
Balance, February 1, 2003	9,355,723	$ 4,219,689
Issued during the year		
For cash through private placements, net of issue costs	1,520,000	149,980
For cash through exercise of warrants	50,000	9,500
For mineral property payment (Note 4)	100,000	10,000
Balance, January 31, 2004	11,025,723	4,389,169
Issued during the year		
For cash on exercise of warrants	1,445,000	220,750
For mineral property payment (Note 4)	30,000	7,500
Balance, January 31, 2005	12,500,723	$ 4,617,419

Included in the common shares issued are 13,500 (2004 - 13,500) shares subject to an escrow agreement. These escrow agreements lapsed in October 2000, however, the shares have not yet been formally cancelled.

a) During the year ended January 31, 2005, 30,000 shares were issued at $0.25 per share (based on the quoted market value of the Company's common shares) in connection with a mineral property payment on claims located in the Skeena River Division, British Columbia. Such amount was accrued in the Company's financial statements for the year ended January 31, 2004.

6. Share Capital - Continued

b) During the year ended January 31, 2004, the Company completed two private placements.

(i) 1,320,000 units were issued at $0.10 per unit, with each unit consisting of one share and one non-transferable share purchase warrant exercisable at $0.15 until expiry in March 2004. Costs relating to this private placement totalled $4,634.

(ii) 200,000 units were issued at $0.13 per unit, with each unit consisting of one flow-through share and one non-transferable non-flow-through share purchase warrant exercisable at $0.17 until expiry in May 2004. Costs relating to this private placement totalled $3,386.

c) Stock Options

The Company has adopted a "rolling" stock option plan, pursuant to the policies of the TSX Venture Exchange ("TSX-V"). The Company may grant incentive stock options to its officers, directors and employees for the purchase of shares of the Company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed an aggregate of 10% of the issued and outstanding shares of the Company at the time of granting and may not exceed 5% to any one individual and the aggregate number of options granted with respect to investor relations activities may not exceed 2%. The exercise price of stock options is determined by the Board of Directors of the Company at the time of granting and may not be less than the discounted market price, and may not otherwise be less than $0.10 per common share. Options can have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of death, in which case they terminate one year after the event. Other than for options issued to consultants performing investor relations activities which must vest in stages over 12 months with no more than ¼ of the options vesting in any three-month period, there are no vesting provisions. Once approved, options are exercisable at any time.

A summary of stock option activities for the periods presented is as follows:

	Number	Weighted Average Exercise Price
Outstanding at February 1, 2003	819,750	$0.22
Granted	50,000	$0.24
Outstanding at January 31, 2004	869,750	$0.22
Expired	(869,750)	$0.22
Outstanding at January 31, 2005	-	-

6. **Share Capital - Continued**

All stock options outstanding at January 31, 2004 were fully vested and exercisable.

During the year ended January 31, 2004, the Company granted 50,000 stock options with an exercise price of $0.24 to an officer. The fair value of these options was $0.15 per share based on the Black-Scholes option pricing model using the weighted average assumptions noted below:

Risk-free interest rate	3.02%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common share	125%
Weighted average expected life of the options (months)	24

There was no stock based compensation for the year ended January 31, 2005.

For the year ended January 31, 2004, the compensation cost for stock options granted totaled $7,600 which is included in general exploration expense and credited to contributed surplus.

d) Warrants

A summary of warrant activities for the periods presented is as follows:

	Number	Weighted Average Exercise Price
Outstanding at February 1, 2003	550,000	$ 0.19
Exercised	(50,000)	(0.19)
Expired	(500,000)	(0.19)
Granted	1,520,000	0.15
Outstanding at January 31, 2004	1,520,000	0.15
Exercised	(1,445,000)	(0.15)
Expired	(75,000)	(0.15)
Outstanding at January 31, 2005	-	-

All share purchase warrants outstanding at January 31, 2004 were fully vested and exercisable.

7. Income Taxes

a) The tax effects of the temporary differences that give rise to the Company's future income tax assets and liabilities are as follows:

	2005	2004
Non-capital tax loss carryforwards	$ **72,308**	$ 79,035
Capital tax loss carryforwards	**146,674**	146,674
Furniture and equipment	**17,883**	17,642
Mineral properties and deferred exploration costs	**383,745**	368,268
Financing costs	**1,716**	2,287
Valuation allowance	**(622,326)**	(613,903)
	$ **-**	$ -

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	2005	2004
Provision (benefit) at statutory rate	$ **(42,666)**	$ (38,725)
Effect of reduction in tax rates	**-**	36,815
Permanent differences	**(773)**	8,190
Losses that expired in the year	**25,752**	70,508
Increase (decrease) in valuation allowance	**8,423**	(88,760)
Flow through expenditures	**9,264**	9,264
Non-deductible stock option compensation	**-**	2,708
	$ **-**	$ -

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

7. Income Taxes - Continued

The Company has approximately $1,652,000 (2004 - $1,602,000) of undeducted exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $203,000 (2004 - $222,000) expiring in various amounts from 2006 to 2016 and capital losses of approximately $823,000 (2004 - $823,000) which may be carried forward indefinitely to reduce future capital gains.

b) Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act (Canada). The Act provides that, where share issuance proceeds are used for exploration, development and land expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no income tax deduction to the Company.

During the year ended January 31, 2004, the Company issued 200,000 flow-through common shares and incurred costs of $26,000, the full amount of qualifying exploration expenditures, which were not included as an income tax deduction by the Company pursuant to the provisions of the Income Tax Act, but rather were renounced to subscribers.

8. Related Party Transaction

During 2005, the Company paid $1,200 (2004 - $1,200) for rent to a Company with common directors. This transaction was recorded at the exchange amount, being the consideration established and agreed to by the related parties.

82-3146

WILLIAMS CREEK EXPLORATIONS LIMITED

#1202-1022 Nelson Street
Phone: 604-662-4480
Fax: 604-685-0553

Request for Voting Instructions ("VIF")

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD AT THE BOARDROOM, 17TH FLOOR, 808 NELSON STREET, VANCOUVER, BRITISH COLUMBIA, ON MONDAY, THE 27TH DAY OF JUNE, 2005 AT HOUR OF 11:00 O'CLOCK IN THE FORENOON

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you attend the meeting and vote in person, or someone on your behalf attends the meeting as a proxy holder, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting and vote in person, or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate, and the address for service of the body corporate)

RESOLUTIONS (for full details of each item please see the enclosed Notice of Meeting and Information Circular):

		For	Against	With-hold
1.	To appoint BDO Dunwoody LLP as Auditors for the Company for the ensuing year at a remuneration to be fixed by the Directors.		N/A	
2.	To elect as Director JAMES E. McINNES		N/A	
3.	To elect as Director MORGAN POLIQUIN		N/A	
4.	To elect as Director DYLAN WATT		N/A	
5.	To elect as Director MIKE MUZYLOWSKI		N/A	
6.	To approve a special resolution to remove the application of the Pre-existing Company Provisions, as defined in the *Business Corporations Act* (British Columbia)			N/A
7.	To approve a special resolution to approve new Articles for the Company			N/A
8.	To approve a special resolution to alter the Company's share structure to an unlimited number of common shares without par value			N/A
9.	To approve, subject to regulatory approval, a stock option plan substantially upon the terms and conditions of the Plan summarized in the accompanying Information Circular			N/A
10.	To transact such further or other business as may properly come before the meeting			N/A

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting, other than for the appointment of Auditors and election of Directors.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxy holder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE

****** Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf******

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in this regard, please contact *Laurie Waddington* at PCTC at 604-689-9853.

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________

SECURITY HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

PLEASE SIGN AND DATE.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of PACIFIC CORPORATE TRUST COMPANY no later than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia V6C 3B8, and its fax number is (604) 689-8144

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

82-3146

WILLIAMS CREEK EXPLORATIONS LIMITED
#1202-1022 Nelson Street, Vancouver, BC V6E 4S7

INSTRUMENT OF PROXY - **THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT**

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF **WILLIAMS CREEK EXPLORATIONS LIMITED** (THE COMPANY), HEREBY APPOINTS JAMES E. MCINNES, PRESIDENT, OR FAILING HIM, DIONE BITZER, SECRETARY, OR INSTEAD OF EITHER OF THE FOREGOING, __________

(HEREINAFTER CALLED THE NOMINEE) AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT, AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF THE COMPANY TO BE HELD IN VANCOUVER, BRITISH COLUMBIA, ON MONDAY, THE 27TH DAY OF JUNE, 2005, AT THE HOUR OF 11:00 O'CLOCK IN THE FORENOON (LOCAL TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS, TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S

DATED this ______ day of __________, 2005.

Signature of Registered Shareholder or of his Attorney authorized in writing

NAME (Please Print)

NUMBER OF SHARES HELD

RESOLUTIONS (for full details of each item please see the enclosed Notice of Meeting and Information Circular):

		For	Against	Withhold
1.	To appoint BDO Dunwoody LLP as Auditors for the Company for the ensuing year at a remuneration to be fixed by the Directors.		N/A	
2.	To elect as Director JAMES E. McINNES		N/A	
3.	To elect as Director MORGAN POLIQUIN		N/A	
4.	To elect as Director DYLAN WATT		N/A	
5.	To elect as Director MIKE MUZYLOWSKI		N/A	
6.	To approve a special resolution to remove the application of the Pre-existing Company Provisions, as defined in the *Business Corporations Act* (British Columbia)			N/A
7.	To approve a special resolution to approve new Articles for the Company			N/A
8.	To approve a special resolution to alter the Company's share structure to an unlimited number of common shares without par value;			N/A
9.	To approve, subject to regulatory approval, a stock option plan substantially upon the terms and conditions of the Plan summarized in the accompanying Information Circular			N/A
10.	To transact such further or other business as may properly come before the meeting			N/A

Other than for the appointment of the Auditors and election of Directors, this Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is specified or where both choices are specified, **[IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED FOR ON ALL SUCH MATTERS]**, and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The Undersigned hereby acknowledges receipt of the Notice of Annual General and Special Meeting of Shareholders, the accompanying Information Circular dated as of the 11 day of May, 2005, and the Notes hereto, and **the Undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof**.

NOTES:

A. **This Proxy is solicited by the Management of the Company.**

B. THE SIGNATURE ON THIS FORM OF PROXY MUST CONFORM TO THE NAME OF THE SHAREHOLDER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE SHAREHOLDER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES, OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED SHAREHOLDER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL SHAREHOLDER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE SHAREHOLDER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER, OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

C. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTONS IN PERSON MAY SIMPLY REGISTER WITH THE SCRUTINEER BEFORE THE MEETING BEGINS AND, IF THE REGISTERED SHAREHOLDER HAS PREVIOUSLY SUBMITTED AN INSTRUMENT OF PROXY, THE REGISTERED SHAREHOLDER MUST RECORD HIS OR HER ATTENDANCE WITH THE SCRUTINEER BEFORE THE COMMENCEMENT OF THE MEETING AND REVOKE, IN WRITING THE PRIOR VOTES.

D. A PROXY, TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 10TH FLOOR, 625 HOWE STREET, VANCOUVER, B.C., V6C 3B8 NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS, AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF OR DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

E. REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

F. IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, YOU, THE REGISTERED SHAREHOLDER, HEREBY GIVE AUTHORITY FOR THE PROXYHOLDER TO DATE THIS PROXY SEVEN (7) CALENDAR DAYS AFTER THE DATE ON WHICH IT WAS MAILED TO THE SHAREHOLDER(S).

***To be represented at the Meeting*, voting instructions *must be DEPOSITED* at the office of PACIFIC CORPORATE TRUST COMPANY no later than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) prior to the time of the Meeting, or adjournment thereof, or delivered to the Chair of the Meeting prior to the commencement of the Meeting.**

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia V6C 3B8, and its fax number is (604) 689-8144

IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM REGISTERED SHAREHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

82-3146

RECEIVED

WILLIAMS CREEK EXPLORATIONS LIMITED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders of **WILLIAMS CREEK EXPLORATIONS LIMITED** (hereinafter called the "Company") will be held in the the Boardroom, 17th Floor, 808 Nelson Street, Vancouver, British Columbia, on Monday, the 27th day of June, 2005, at the hour of 11:00 o'clock in the forenoon (local time), for the following purposes:

1. To receive the Management Discussion and Analysis;
2. To receive the audited consolidated Financial Statements of the Company for the fiscal year ended 31 January 2005 (with comparative statements relating to the preceding fiscal period) together with the Report of the Auditors thereon;
3. To appoint Auditors and to authorize the Directors to fix their remuneration;
4. To elect Directors;
5. To consider and, if thought fit, to approve special resolutions to:
   - (a) remove the application of the Pre-existing Company Provisions, as defined in the *Business Corporations Act* (British Columbia);
   - (b) approve new Articles for the Company; and
   - (c) alter the Company's share structure to an unlimited number of common shares without par value,

   all as more particularly described in the accompanying Information Circular;
6. To approve, subject to regulatory approval, a stock option plan substantially upon the terms and conditions of the Plan summarized in the accompanying Information Circular;
7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice are copies of the documents referred to in Items 1 and 2 above, as well as an Information Circular and a Form of Proxy. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by Proxy. Those who are unable to attend the Meeting are requested to read, complete, sign, and mail the enclosed Form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 11th day of May, 2005.

BY ORDER OF THE BOARD

"James E. McInnes"

JAMES E. McINNES, PRESIDENT

82-3146

RECEIVED

WILLIAMS CREEK EXPLORATIONS LIMITED
#1202-1022 Nelson Street
Vancouver, BC V6E 4S7

INFORMATION CIRCULAR

(Containing information as at 11 May 2005, except as otherwise stated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of WILLIAMS CREEK EXPLORATIONS LIMITED (the "Company") for use at the Annual General and Special Meeting of Shareholders ("Registered Shareholders") of the Company (and any adjournment thereof) to be held on Monday, the 27th day of June, 2005, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by Management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying Form of Proxy are the directors or officers of the Company. **A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A REGISTERED SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed Form of Proxy is received by Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting. A Proxy may also be sent by fax to Pacific Corporate Trust Company, Attention the Proxy Department, at 604-689-8144, with a note that the original Proxy is being sent by mail.

A Registered Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Registered Shareholder or by his attorney authorized in writing, or, where the Registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the Registered Office of the Company, 17th Floor, 808 Nelson Street, Box 12148 Nelson Square, Vancouver, British Columbia V6Z 2H2, at any time up to and including the last business day preceding the day of the Meeting, or, if adjourned, any re-convening thereof, or to the Chairman of the Meeting on the day of the Meeting, or, if adjourned, any re-convening thereof, or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The shares represented by properly executed Proxies, on any ballot that may be called for, where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, will be voted in accordance with the specification made.

OTHER THAN FOR THE APPOINTMENT OF AUDITORS AND ELECTION OF DIRECTORS, IF NO SPECIFICATION IS MADE AND A MANAGEMENT PROXYHOLDER IS APPOINTED BY A REGISTERED SHAREHOLDER, THE MANAGEMENT PROXYHOLDER WILL VOTE THE SHARES REPRESENTED BY

PROXIES IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE REGISTERED SHAREHOLDER.

The enclosed Form of Proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed Proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. The enclosed Form of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. **In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the Management nominees designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matters or business.** At the time of the printing of this Information Circular, the Management of the Company knows of no such amendment, variation, or other matter which may be presented to the Meeting. SEE ALSO THE FORM OF PROXY FOR INSTRUCTIONS AS TO USE OF TELEPHONE AND INTERNET VOTING.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank, or trust company through which they purchased shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either in the name of:

(1) an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, and similar plans); or

(2) a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular, and the Proxy (collectively, the "Meeting Materials") to both Registered and Non-Registered Holders of securities. If you are a Non-Registered Holder, and the Company or its agent has sent the Meeting Materials directly to you, your name and address, and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions included in the Meeting Materials.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 12,500,723 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. The Company has an authorized capital of 100,000,000 common shares without par value. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Only Registered Shareholders of record at the close of business on 11 May 2005 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a Form of Proxy in the manner and subject to the provisions described above are entitled to vote or to have their shares voted at the Meeting. The quorum for a meeting of Registered Shareholders is two persons present and being, or represented by proxy, members holding not less than one-tenth of the shares which may be voted at the meetings.

To the knowledge of the Directors and Executive Officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company are:

Name	Approximate Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed[1]	Percentage of Outstanding Voting Securities Represented
CDS & CO (NCI)	9,503,107	76.0%
JAMES E. McINNES	2,285,195	18.3%

ELECTION OF DIRECTORS

The Board of Directors presently consists of four Directors. It is intended to elect four Directors for the ensuing year.

Pursuant to section 224 of the *Business Corporations Act* of British Columbia, and section 2.1 of Multilateral Instrument 52-110 ("MI 52-110"), the Company is required to have an Audit Committee. As the Company is relying upon the exemption in section 6.1 of MI 52-110, the following disclosure is required:

AUDIT COMMITTEE CHARTER

Purpose

To assist the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting, and the audit process.

Composition

The Audit Committee (herein the "Committee") must consist of at least three Directors of the Company, to be elected by the Directors at their first meeting held after each Annual General Meeting to hold office until the next Annual General Meeting. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The Committee members must elect a chair from among their number.

Authority

The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Committee, and to communicate directly with the internal and external auditors.

Meetings

The Committee will meet at least once a year, with authority to convene additional meetings as circumstances require. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. The Committee must give the auditor of the Company reasonable notice of, and the auditor has the right to appear before and to be heard at, each meeting of the Committee, and the auditor must appear before the Committee when requested to do so by the Committee and after being given reasonable notice to do so. On the request of the auditor, the chair of the Committee must convene a meeting of the Committee to consider any matter that the auditor believes should be brought to the attention of the Directors or shareholders. The Committee may invite members of management or others to attend meetings and provide pertinent information, as necessary. It will prepare Minutes of all meetings.

1 This information was supplied by the Registrar and Transfer Agent and by Management of the Issuer. As CDS is a clearing agency, the Issuer is unaware of the beneficial owners of the shares registered in that names.

Responsibilities

The Committee must review and report to the Directors on the Company's financial year end audited Financial Statements, together with the auditor's report thereon, before they are published. The Company's external auditor must report directly to the Committee.

The Committee has the following responsibilities.

- to recommend to the Board of Directors the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and the compensation of the external auditor.
- to be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.
- to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its external auditor or the external auditor of the Company's subsidiary entities.
- to review the Company's financial statements, Management Discussion and Analysis, and annual and interim earnings press releases before the Company publicly discloses this information.
- to ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in the Company's financial statements, Management Discussion and Analysis, and annual and interim earnings press releases, and to periodically assess the adequacy of those procedures.
- to establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
- to review and approve the Company's hiring policies regarding partners, employees, and former partners and employees of the present and former external auditor of the Company.

External Auditor Service Fees

Aggregate fees billed by the external auditor in each of the last two fiscal years:

	31 January 2005	31 January 2004
Audit Fees	$7,800	$5,000
Audit-Related Fees[ii]:	Nil	$925
Tax Fees	$1,250	$1,325
All Other Fees[iii]:	Nil	Nil

As at the date hereof, the members of the Audit Committee are James E. McInnes, Mike Muzylowski, and Morgan Poliquin, all of whom are financially literate, while Mike Muzylowski and Morgan Poliquin are independent.

2 For assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and not reported under Aggregate Audit Fees.

3 For products and services not described above.

The term of office of each of the present Directors expires at the Annual General and Special Meeting. The persons named below will be presented for election at the Meeting as Management's nominees, and the persons named in the accompanying Form of Proxy intend to vote for the election of these nominees. **Management does not contemplate that any of these nominees will be unable to serve as a Director.** Each Director elected will hold office until the next annual general meeting of the Company, or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Business Corporations Act* of British Columbia.

The following table and notes set out the information concerning the persons proposed to be nominated by Management for election as a Director:

Name, Position, Province or State, and Country of Residence[iv]	Present Principal Occupation, Business, or Employment, and Name and Principal Business of Any Company in Which Such employment is Carried On[v]	Year First Became a Director	Number of Shares of the Company or Any of its Subsidiaries Beneficially Owned Directly or Indirectly or Controlled or Directed[vi]
James E. McInnes, President, Chief Executive Officer, Chief Financial Officer, and Director, British Columbia, Canada	Retired Lawyer	1990	2,213,998 direct 71,197 indirect
Mike Muzylowski, Director, British Columbia, Canada	President and CEO of Callinan Mines Ltd.; Director of several public companies	1987	227,161 direct
Dylan Watt, Director, British Columbia, Canada	Teacher, Maple Ridge Secondary School; Consulting Geologist	1989	Nil
Morgan Poliquin, Director, British Columbia, Canada	Registered Professional Geological Engineer; Director of Almaden Minerals Ltd.	1999	51,000 direct 200,000 indirect

The Company was incorporated as a limited company under the laws of Ontario by registration of letters patent on 19 June 1946 under the name Williams Creek Gold Quartz Mining Co. Limited. The Company's certificate of incorporation was cancelled, effective 3 March 1981, for default in complying with *The Corporations Tax Act* 1972 (Ontario). In 1986, the Directors of the Company made an application to the Legislative Assembly of Ontario on the basis that the default in complying with *The Corporations Tax Act* was based on inadvertence and that they desired to revive the Issuer in order to carry on active business. On 12 February 1987, an Act to revive Williams Creek Gold Quartz Mining Co. Limited was passed by the legislature in Ontario as Bill Pr60, Chapter Pr5, Statutes of Ontario, 1987.

4 The information as to country of residence, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

5 The information as to principal occupation, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

6 The information as to shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

The Company was a private company from 1946 to approximately 1971. According to the Financial Post Survey of Mines the following transpired:

1972	The Company obtained a listing on the Canadian Stock Exchange (located in Montreal, Quebec), subsequently suspended on 10 August 1972;
1972 or 1973	Issuer obtained a listing on the Vancouver Stock Exchange; and
1976	Issuer delisted from the Vancouver Stock Exchange.

Before the Company relisted on the Vancouver Stock Exchange in May of 1991, it solicited and accepted for subscriptions from 41 persons for a total of 1,223,000 shares at $0.25 per share amounting to $305,750. Those subscriptions were incorrectly accepted in reliance upon what was then section 32(j) of the *Securities Act*, which exemption was available only to private issuers. As the Company became a reporting issuer when it was listed on the Vancouver Stock Exchange, that exemption was not available.

On 6 March 1991, the Company entered into an agreed statement of facts and agreement with the British Columbia Securities Commission with respect to the matter, and paid $1,000 to the Minister of Finance and Corporate Relations of the Province of British Columbia. The Company offered the subscribers a right to cancel their subscriptions, and a total of three subscribers exercised the right to cancel their subscriptions, for a total of 29,000 shares representing $7,250.

On 19 September 1990, the Supreme Court of British Columbia issued an Order validating the balance of the subscriptions representing 1,194,000 shares.

The Company was issued a cease trade order by the Quebec Securities Commission on 20 February 1975 for default in compliance with financial reporting requirements, and failure to appear at a hearing on 18 February 1975. On 19 June 1990, the Quebec Securities Commission issued an order rescinding the cease trade order subject to the issuance of a final receipt for a prospectus. The prospectus was filed with the British Columbia Securities Commission, and the final receipt was issued 24 October 1990. The Quebec Securities Commission confirmed that the cease trade order was revoked.

Other than with respect to the Company as described above, no proposed director

(a) is at this date, or has been within ten years before this date, a director or executive officer of any company, including this Company, that, while that person was acting in that capacity,

   (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

   (ii) was subject to an event that resulted, after the person acting in that capacity ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

   (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets, or

(b) has within the 10 years before this date become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed direct, or

(c) is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

A cease trade order was issued by the Quebec Securities Commission on 22 July 1999 to the Company for failure to file an Annual Report at the time of filing the audited financial statements. Although the Annual Report was not required, the Company was required to file Directors' Report at the time the Financial Statements were filed as the Annual Report. On the Company fulfilling all of the requirements, the Order was revoked on 5 August 1999.

EXECUTIVE COMPENSATION

Summary Compensation for Named Executive Officers (NEOs)

NEO Name and Principal Position (a)	Year (b)	Annual Compensation			Long Term Compensation			All Other Compen-sation ($) (i)
					Awards		Payouts	
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARS Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	
CEO and CFO JAMES E. McINNES	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Long-Term Incentive Plan (LTIP) Awards:

The Company has had no LTIP awards during the most recently completed financial year.

Options and Stock Appreciation Rights (SARS):

The Company has granted no options or SARS to the NEO during the most recently completed financial year, and no options or SARS were exercised during the most recently completed financial year. Options granted to the NEO in 1999 expired in February, 2004, without being exercised.

Termination of Employment, Change in Responsibilities, and Employment Contracts:

There is no employment contract between the Company or its subsidiaries and a NEO.

There is no compensatory plan, contract, or arrangement where a NEO is entitled to receive more than $150,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of

(a) the resignation, retirement, or any other termination of the NEO's employment with the Company and is subsidiaries;

(b) a change of control of the Company or any of its subsidiaries; or

(c) a change in the NEO's responsibilities following a change in control.

Compensation of Directors:

(a) There are no standard arrangements under which directors of the Company were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in the capacity as directors.

(b) There are no other arrangements in addition to or in lieu of any standard arrangement under which directors of the Company were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in the capacity as directors. Options granted to the directors in 1999 expired in February, 2004, without being exercised.

(c) There is no arrangement under which directors of the Company were compensated by the Company and its subsidiaries during the most recently completed financial year for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Nil	N/A	A maximum of 10% of the issued and outstanding shares of the Company at the time of the stock option grant
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	Nil	N/A	Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Director or Executive Officer, proposed management nominee for election as a Director of the Company, or any associate or affiliate of any Director, Executive Officer, or proposed nominee, employee, or former Director, Executive Officer, or employee of the Company or any of its subsidiaries, is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness or indebtedness that has been entirely repaid on or before the date of this Information Circular.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no Director or Executive Officer of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of Directors or the appointment of Auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this section, **"informed person"** means

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Other than as set forth in this or any previous Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, no Informed Person of the Company, no

proposed nominee for election as a Director of the Company herein named, and no associate or affiliate of the foregoing has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year, or in any proposed transaction, which in either case has materially affected or will materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying Proxy intend to vote for the appointment of BDO Dunwoody LLP as Auditors of the Company and to authorize the Directors to fix their remuneration.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not performed, to any substantive degree, by a person or persons other than the Directors or Executive Officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Removal of Pre-existing Company Provisions, Adoption of New Articles, and Amendment to the Share Structure of the Company

On 29 March 2004, British Columbia adopted the *Business Corporations Act* (the "*New Act*") to replace the *Company Act* (the "*Former Act*"), which previously governed the Company. To make the laws governing British Columbia corporations more consistent with the laws of other Canadian and United States jurisdictions and to provide shareholders with a greater choice of effective governance structures, the *New Act* removes many of the restrictions contained in the *Former Act* including restrictions on the residency of directors, limitations on the location of annual general meetings and limits on authorized share capital. As well the *New Act* uses new forms and terminology.

Under the *New Act*, every company incorporated, amalgamated or continued under the *Former Act* must complete a mandatory transition rollover under the *New Act* to substitute a Notice of Articles for its Memorandum within two years of 29 March 2004. The only information contained in the Notice of Articles is the share structure of the Company, the name of the Company, the address of the registered and records office of the Company and the names and addresses of the directors of the Company. Although this two year deadline is not for some time, the Company cannot alter its current articles to take advantage of many of the new provisions contained in the *New Act* until it has completed the mandatory transition rollover. Under the *New Act*, the directors of the Company are permitted to approve and complete this mandatory transition rollover, and the Company anticipates completing this mandatory transition around the time of the mailing of this Information Circular.

To assess the opportunities offered by the *New Act*, Management and the Board of Directors reviewed the existing Articles (the "Existing Articles") of the Company and considered the options available under the *New Act* to determine what changes, if any, to recommend. Management is seeking shareholder approval to remove from the Existing Articles certain provisions that relate to restrictions contained in the *Former Act* and that are no longer required under the *New Act*. In addition, Management is seeking shareholder approval to the replacement of the Company's Existing Articles with new Articles (the "New Articles"), which will incorporate some of the more flexible provisions of the *New Act*. Management is also seeking shareholder approval to alter its current authorized share capital so that the Company's share structure is an unlimited number of shares without par value, as more particularly described below. Management and the Board of Directors believe that removing the provisions, replacing the Existing Articles with the New Articles and going to unlimited authorized share structure will enable the Company to be more efficient, flexible, and cost-effective, and will bring the Company's charter documents into line with the *New Act*.

Three resolutions, as set out below, are proposed to accomplish these changes. The removal of the provisions, the replacement of the Existing Articles with the New Articles, and the change to the share structure

must be by special resolutions, which will require approval by a ¾ (75%) majority of those shareholders who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The form of the Company's charter documents following the Meeting will vary depending upon which, if any, of the resolutions below are approved. If none is approved, the Existing Articles, containing the Pre-existing Company Provisions described below and also containing the existing limit on authorized share capital will continue to govern the Company.

Management and the Board of Directors believe that the passing of the following resolutions is in the best interest of the Company and recommend that shareholders vote in favour of all of the resolutions.

IT IS THE INTENTION OF THE PERSONS PROPOSED BY MANAGEMENT AS PROXY HOLDERS IN THE ACCOMPANYING FORM OF PROXY TO VOTE THE SHARES REPRESENTED IN A PROXY IN FAVOUR OF EACH OF THE FOLLOWING RESOLUTIONS UNLESS SUCH PROXY SPECIFIES THAT THE SHARES IT REPRESENTS ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

I. Pre-Existing Company Provisions

Under the *New Act*, a company remains subject to "Pre-existing Company Provisions" (as defined in the *New Act*) contained in its corporate documents until the shareholders remove the Pre-existing Company Provisions by special resolution. These were provisions which were required under the *Former Act* but are not required under the *New Act*. Given the Company's status as a public company, only two Pre-existing Company Provisions would continue to apply to the Company following the completion of its transition under the *New Act* unless removed:

(a) Under the Pre-existing Company Provisions, if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding shares of the class or series of shares subject to the offer, subject to certain exceptions. The *New Act* does not contain a similar provision. While the exceptions to this proportionate purchase requirement would, in the vast majority of cases, allow the Company to purchase its shares without having to extend the offer to purchase to all shareholders holding those shares, Management believes that this restriction may unduly limit flexibility in future transactions, where the ability to repurchase some, but not all of its shares from shareholders may be necessary or desirable. Accordingly, if shareholders approve the removal of the application of the Provisions, this requirement will no longer apply to the Company.

(b) The Pre-existing Company Provisions would also maintain the requirement under the *Former Act* that no less than three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for that special resolution to be passed. Under the *New Act*, with shareholder approval, the Company may reduce the level of the majority required to pass some or all special resolutions to two-thirds of the votes cast at a general meeting. Management and the Board of Directors believe that the reduced threshold for certain, but not all, special resolutions will provide the Company with greater flexibility for future corporate activities and is consistent with companies incorporated in other jurisdictions.

If shareholders do not approve the removal of the Pre-existing Company Provisions, then the Company will not always be able to redeem or repurchase its shares without making *pro-rata* offers to all shareholders and the three-quarters majority will remain as the threshold vote required for the approval of all special resolutions of every nature, and this will be so whether or not the Existing Articles are replaced by the New Articles.

In order to remove the application of the Pre-existing Company Provisions, the shareholders of the Company are asked to pass the following special resolution:

"**BE IT RESOLVED**, as a special resolution that:

1. the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions (as defined in the *Business Corporations Act* of British Columbia) and, specifically, the Pre-existing Company Provisions:

   (a) which require the Company to make a *pro rata* offer to its shareholders to redeem or repurchase the Company's common shares; and

   (b) which require that, to be adopted, all special resolutions must be approved by three-quarters (¾) of the votes cast; and that the Pre-existing Company Provisions be and are hereby removed and no longer apply to the Company; and

2. any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration reflecting the removal of the Pre-existing Company Provisions in such form as such director deems appropriate, necessary or desirable, and to do such further acts, as may be necessary to give full effect to this special resolution. "

II. Adoption of New Articles

The *New Act* provides charter structure for companies. The information previously contained in a company's Memorandum and Articles are now to be contained in its articles. Management proposes adoption of the New Articles to better conform to the structure of the *New Act* and to modernize the Company's governing rules and provide a more effective charter structure. A discussion regarding the main differences between the Company's Existing Articles and the proposed New Articles is attached to this Information Circular as Schedule "A".

The full text of the Company's proposed New Articles is attached as Schedule "B" to the Company's Information Circular dated 11 May 2005, a copy of which can be obtained at www.sedar.com. If the shareholders do not approve the New Articles, the Existing Articles will continue to govern the Company, as the articles under, and subject to, the *New Act*.

Any amendment to the Company's articles must receive shareholder approval by way of special resolution. Accordingly, shareholders are asked to pass the following special resolution:

"**BE IT RESOLVED**, as a special resolution, that:

3. the Articles of the Company be altered by deleting and cancelling the existing Articles of the Company and creating and adopting new articles, in the form presented to the Meeting, as the articles of the Company in substitution for the existing Articles of the Company;

4. any one director or officer of the Company be and is hereby authorized to execute and deliver and file all such notices, documents and instruments, and to do such further acts, as he in his discretion may deem necessary to give full effect to this special resolution. "

III. Alteration to Authorized Share Structure

Under the *Former Act*, the Company was required to limit its authorized (as opposed to actual issued) share capital. This requirement was different from the legislation in most jurisdictions in Canada and the United States, which allows a Company to authorize an unlimited number of shares as its authorized capital. Under the *New Act*, the Company may, if authorized by its shareholders, now alter its authorized share structure to an unlimited number of shares. The Company currently has authorized capital of 100,000,000 common shares without par value. Management and the Board of Directors believe that the limits on the Company's authorized share structure may unnecessarily restrict, complicate, or impede future corporate, acquisition or financing transactions that may require the availability of a greater number of shares than are currently available under the existing authorized capital. Cost and time savings could also be realized if such transactions could

proceed without the expense and delay of a shareholders meeting, which would otherwise be required to remove any limitation in the share structure that was impeding the transactions.

Shareholders are asked to approve an alteration to the Company's Notice of Articles to provide that the Company's share structure is an unlimited number of common shares without par value. If shareholders do not approve this alteration, then the Company's share structure will be 100,000,000 common shares without par value, and this will be so whether or not the Existing Articles are replaced by the New Articles.

The shareholders of the Company are asked to approve the following special resolution:

"**BE IT RESOLVED**, as a special resolution, that:

5. the limit on the number of common shares which the Company is authorized to issue be eliminated;
6. the Company's authorized share structure shall be an unlimited number of common shares without par value;
7. the Company's Notice of Articles shall be amended as may be required to reflect this resolution; and
8. any one director or officer of the Company be and is hereby authorized to execute and deliver and file all such notices, documents and instruments, and to do such further acts, as he in his discretion may deem necessary to give full effect to this resolution."

Current Stock Options

There are no common shares currently optioned.

Approval of Stock Option Plan

The Shareholders passed a resolution at the Company's previous Annual General Meeting on 28 July 2004 adopting a stock option plan (the "Stock Option Plan") for the Company. The policies of the TSX Venture Exchange require the Shareholders to readopt the Stock Option Plan at each of the Company's Annual General Meetings. Therefore, the Shareholders will be asked to pass an ordinary resolution reaffirming the adoption of a stock option plan (the "Plan").

The purpose of the Plan is to encourage common stock ownership in the Issuer by directors, officers, employees, and consultants of the Issuer, and to reward those parties for advancing the interests of the Issuer.

Management of the Company considers it desirable and in the best interests of the Issuer to establish the Plan for the granting of future stock options to directors, officers, employees, and consultants. The persons named by Management in the enclosed Instrument of Proxy, unless otherwise instructed, will vote to approve a resolution concerning the reaffirmation of the adoption of the Plan, prepared by the Company in accordance with the policies of the Exchange. Accordingly, Shareholders will be asked at the Meeting to consider and re-approve the Plan.

If adopted, the pertinent terms and conditions of the Plan are as follows:

(a) The Plan, in the form of a "rolling" stock option plan, reserves for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at the time of the stock option grant, with no vesting provisions, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. There are currently no outstanding options;

(b) The Plan will be administered by the Board of Directors of the Company, who will have the full authority and sole discretion to grant options under the Plan to any Optionee, including themselves, as provided under the policies of the Exchange, and to monitor the trading in the securities of the Company by all Optionees performing Investor Relations Activities;

(c) Options granted shall be non-assignable and non-transferable, shall have a term not in excess of five years, shall be evidenced by written option agreements, and the exercise price, not less than the Discounted Market Price of the Company's shares as set out and defined in the policies of the Exchange, subject to a minimum price of $0.10 per share, shall be set by the Board of Directors at the time of grant;

(d) The full purchase price of common shares purchased under the Plan shall be paid in cash upon the exercise thereof;

(e) Of the maximum of 10% reserved for issuance as set out in (a), options for no more than:

   (i) 5% of the issued shares of the Company, including current outstanding options, may be granted to any one individual in any 12 month period;

   (ii) 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period for services other than conducting investor relations activities;

   (iii) 2% in the aggregate of the issued shares of the Company may be granted to all employees and consultants conducting Investor Relations Activities, in any 12 month period;

(f) If the Optionee is not an individual, it is required to complete the Exchange Form 4F, *Certification and Undertaking* Required *from a Company Granted an Incentive Stock Option*, and to agree, except with the written consent of the Exchange, not to effect or permit any transfer of ownership or option of its shares, nor to issue further shares of any class to any other individual or entity as long as its option with the Company remains outstanding;

(g) If the Optionee is a new Insider or is undertaking Investor Relations Activities, the Optionee is required to complete the Exchange Form 2A, *Personal Information Form*, or, if applicable, Exchange Form 2C1, *Declaration;*

(h) Options granted to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period;

(i) The Company is required to obtain Disinterested Shareholder approval for any reduction in the exercise price of the options if the Optionee is an Insider of the Company at the time of the proposed reduction;

(j) The Company is required to obtain shareholder approval of the Plan yearly at the Annual General Meeting of Shareholders;

(k) To be granted stock options, Employees, Consultants, or Management Company Employees must be *bona fide* Employees, Consultants, or Management Company Employees, as the case may be, as those terms are defined in the Policies of the Exchange;

(l) All stock options and any listed shares issued upon the exercise of stock options must be legended with a four month Exchange hold period commencing on the date the stock options were granted;

(m) If there is any change in the common shares of the Company through the declaration of stock dividends or stock splits, or consolidations or exchanges of shares, or otherwise, the number of shares subject to option and the option price thereof will be adjusted appropriately by the Board of Directors of the Company subject to acceptance by the Exchange;

(n) If the Company amalgamates, consolidates with, or merges into another corporation, subject to acceptance by the Exchange, the Optionee will thereafter receive, upon the exercise of the option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the option would have been entitled to upon an amalgamation, consolidation, or merger, and the Company will take all steps in connection with the amalgamation, consolidation, or merger necessary to ensure that the provisions hereof will thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the option granted herein. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, will be deemed a consolidation, amalgamation, or merger for the purposes hereof;

(o) Options granted to any Optionee who is a Director, Employee, Consultant, or Management Company Employee must expire within 30 days after the Optionee ceases to be a Shareholder in at least one of these categories;

(p) Options granted to an Optionee who is engaged in Investor Relations Activities must expire within 30 days after the Optionee ceases to be employed to provide Investor Relations Activities;

(q) If the Optionee is an employee, or is providing services, and at any time in the sole discretion of the Company the Optionee is either dismissed for cause or is unwilling or unable to perform his or her duties as an employee of the Company, or to provide services to the Company, any unexercised portion of the option shall be cancelled immediately;

(r) If the Optionee dies during the term of the option, any unexercised portion of the option will be available for exercise by his or her estate at any time up to one year after the date of death of the Optionee;

The full text of the Plan is attached as Schedule "C" to the Company's Information Circular dated 11 May 2005, a copy of which can be obtained at www.sedar.com. The Stock Option Plan is subject to TSX Venture Exchange Acceptance and amendments accordingly may be required.

The Plan, is in compliance with Policy 4.4 *Incentive Stock Options* of the Exchange for a Tier 2 company, but does require shareholders' approval, accordingly, the shareholders of the Issuer will be asked at the Meeting to pass ordinary resolutions as set out below:

RESOLVED THAT:

9. subject to regulatory approval, the Stock Option Plan be approved; and

10. any one director or officer of the Issuer is hereby authorized and directed to do all acts and things, and to prepare and execute all agreements, documents, and other instruments as may be required to give effect to the foregoing, and to execute and file all such documents as may be necessary or desirable with the regulatory authorities having jurisdiction for the purposes of the Plan, and such director or proper officer is hereby authorized to make such changes, additions, and alterations thereto as such regulatory authorities may require.

To be effective, the resolutions must be passed by a majority of the votes cast by holders of common shares present at the meeting in person or by proxy.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the Form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Financial Information provided in the Company's comparative Financial Statements and Management Discussion and Analysis is for its most recently completed financial year. Copies of this Circular, the Company's Financial Statements and Management Discussion and Analysis relating to the Financial Statements, as well as additional information relating to the Company, are available on SEDAR at www.sedar.com. Shareholders may also contact the Company at #1202-1022 Nelson Street to request copies of these documents

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular have been approved by the Directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 11th day of May, 2005.

WILLIAMS CREEK EXPLORATIONS LIMITED

BY ORDER OF THE BOARD OF DIRECTORS

"James E. McInnes

JAMES E. McINNES, PRESIDENT

SCHEDULE "A"

Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the *New Act*. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the *New Act*. For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the *New Act*. Many of these non-substantive terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend. For full particulars, please refer to the text of the proposed New Articles attached as Schedule "B" to the Company's Information Circular dated 11 May 2005, a copy of which can be obtained at www.sedar.com.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt, and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the *New Act*, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their businesses. As a result, the New Articles provide that the Company will be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Directors Authority to Set Auditor's Remuneration

Under the *New Act*, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The *Former Act* required the shareholders to set the remuneration or the shareholders to authorize the directors, on an annual basis, to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor's remuneration. As a result, the inclusion of the authority for directors to set the auditor's remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the *Former Act*, the number of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the *New Act*, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a

special resolution, as this matter was dealt with under the *Former Act*. Depending on whether the special resolution to remove the Pre-existing Company Provisions is approved, the New Articles will either retain the three-quarters majority requirement for all special resolutions or provide that the majority required to pass special resolutions will be reduced to two-thirds of the votes cast for all special resolutions.

Resolutions Required

Under the *New Act*, the Company is, subject to shareholder approval, now permitted in its New Articles to set out the type of approval required for certain corporate changes. This change in the *New Act* reflects an increasing need for companies to react and adapt to changing business conditions, and to have a system in place that allows for quick responses. Under the *New Act*, a Company may choose different thresholds of support for specific resolutions, including changes such as the subdivision and consolidation of its shares and Company name changes. Changes such as subdivision, consolidation and name changes were previously required to be approved by shareholders under the *Former Act*. Traditionally, where these changes are proposed between annual general meetings of shareholders, it would require that the Company hold a special general meeting to have the change approved. This is very expensive for the Company, and often results in unnecessary time delays and costs.

As a result, Management and the Board of Directors are proposing that the New Articles provide for the following matters to require a directors' resolution only, and not require a shareholders' resolution:

- a subdivision of all or any of the unissued, or fully paid issued, shares;
- a consolidation of all or any of the unissued, or fully paid issued, shares; and
- a change of name of the Company.

Other capital and share structure changes will continue to require shareholder approval. Management believes that it is in the best interests of the Company to allow directors to pass resolutions to authorize the above changes so that the Company can react and adapt to changing business conditions in a more timely and less costly manner.

Share Issuances

Under the *Former Act*, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the *New Act* the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company is permitted to pay or offer the commission or discount as permitted in the *New Act*. Management believes that the 25% maximum limit should not be set out in the New Articles, as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the requirements of the TSX Venture Exchange on share issuances and discounts and commissions, which requirements are generally more stringent than the *Former Act* provisions.

Delivery of Documents to Shareholders

As a result of changes under the *New Act*, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, e-mail, and any other method permitted under securities legislation, so long as the shareholder consents and provides its facsimile number, e-mail address, or other authorized delivery method. This change reflects recent developments under securities legislation. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, Management believes it is in the best interests of the Company to allow for facsimile transmission, e-mail, and other permitted methods of delivery of documents to shareholders. As a result, the New Articles allow the Company to deliver documents to shareholders by facsimile transmission, e-mail, and other methods permitted under securities legislation.

Proxies

As a result of changes under the *New Act*, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through Internet or telephone voting services, in addition to the usual methods of mail or facsimile delivery. This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with corporations. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, Management believes it is in the best interests of the Company to allow for proxies to be deposited using Internet or telephone voting services, and the New Articles so provide.

Share Purchases

Under the Existing Articles, if the Company made an offer to purchase any of its own shares, it was required to extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that were subject to the offer, subject to certain exceptions. As this is no longer a requirement of the *New Act*, the New Articles will only contain this restriction if the special resolution to remove the Pre-existing Company Provisions is not approved by shareholders; if such special resolution is adopted, this restriction will not appear in the New Articles.

The following are changes to the provisions contained in the *New Act* which have an effect on provisions contained in the Existing Articles:

Officers

Under the *Former Act* and the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be a director of the Company. However, under the *New Act*, those requirements no longer exist, and as a result, the New Articles do not contain these requirements. Management and the Board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the Board of Directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish notice of a general meeting of shareholders in the manner required under the *Former Act*. Under the *New Act*, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting. As a result, the New Articles do not contain a requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the *New Act*, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Disclosure of Interest of Directors

Under the *New Act*, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles do not contain reference to the old disclosure of interest provisions and refer instead to the provisions contained in the *New Act*.

Directors Meetings

Under the *New Act*, the provisions relating to directors meetings have been revised and updated to allow directors to participate by telephone or other communications mediums, so long as the directors are able to communicate with each other. The New Articles broaden the ability of directors to participate in meetings through other communication mediums to allow directors who may not be able to attend in person to still participate in meetings of the directors.

In addition, the New Articles allow directors to receive notices of meetings by electronics means, which allows for quicker and more efficient communication with directors of the Company.

Indemnity Provision

Under the *Former Act*, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the *Former Act*. Under the *New Act*, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the *New Act*, the Company will be prohibited from paying an indemnity if:

(i) the party did not act honestly and in good faith with a view to the best interests of the Company;

(ii) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles allow the Company to indemnify directors, officers, employees, and agents, subject to the limits imposed under the *New Act*. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the *New Act*.

Authorized Share Capital

Under the *Former Act*, the Company was required to set a maximum number for its authorized share capital and such number was required to be contained in the Company's Memorandum. Under the *New Act* there are no maximum number restrictions and, due to the elimination of the memorandum under the *New Act*, such authorized share capital must be contained in a company's articles. The Company's share structure will be 100,000,000 common shares without par value if the shareholders do not adopt a resolution to alter the Company's share structure, and if the shareholders do adopt such resolution, the Company's share structure will be an unlimited number of common shares without par value.

Holding of Annual General Meetings

Under the *Former Act*, annual general meetings were required to be held within 13 months of the last annual general meeting. The *New Act* allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the New Articles reflect this provision.

FULL TEXT

To see the full text of the Company's proposed New Articles, please see Schedule "B" to the Company's Information Circular dated 11 May 2005, a copy of which can be obtained at www.sedar.com.

To see the full text of the Company's proposed Stock Option Plan, please see Schedule "C" to the Company's Information Circular dated 11 May 2005, a copy of which can be obtained at www.sedar.com.

ARTICLES OF

WILLIAMS CREEK EXPLORATIONS LIMITED

(the "Company")

ARTICLE I - INTERPRETATION

1.01 Definitions

In these Articles, unless the context otherwise requires:

(a) "**Board of Directors**", "**Directors**", and "**Board**" mean the Directors or sole Director of the Company for the time being;

(b) ***"Business Corporations Act"*** means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that *Act*;

(c) "**Legal Personal Representative**" means the personal or other legal representative of the shareholder;

(d) "**Registered Address**" of a shareholder means the shareholder's address as recorded in the central securities register;

(e) "**Seal**" means the Seal of the Company, if any.

1.02 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

ARTICLE II - SHARES AND SHARE CERTIFICATES

2.01 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.02 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.03 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to:

(a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name, or

(b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.01 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's Registered Address and neither the Company nor any Director, officer, or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.02 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the Directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(a) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(b) issue a replacement share certificate or acknowledgment, as the case may be.

2.03 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the Directors receive:

(a) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(b) any indemnity the Directors consider adequate.

2.04 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.05 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.05, 2.06, or 2.07, the amount, if any, which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the Directors.

2.06 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future, or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ARTICLE III - ISSUE OF SHARES

3.01 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell, or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including Directors, in the manner, on the terms and conditions, and for the issue prices (including any premium at which shares with par value may be issued) that the Directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.02 Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for shares of the Company.

3.03 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.04 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(a) consideration is provided to the Company for the issue of the share by one or more of the following:

  (i) past services performed for the Company;

  (ii) property;

  (iii) money; and

(b) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.01.

3.05 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options, and rights upon such terms and conditions as the Directors determine, which share purchase warrants, options, and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, share, or any other securities issued or created by the Company from time to time.

ARTICLE IV - SHARE REGISTERS

4.01 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The Directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The Directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The Directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.02 Closing Register

The Company must not at any time close its central securities register.

ARTICLE V - SHARE TRANSFERS

5.01 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(a) a duly signed instrument of transfer in respect of the share has been received by the Company;

(b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.02 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the Directors from time to time.

5.03 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.04 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its Directors, officers, and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.05 Enquiry as to Title Not Required

Neither the Company nor any Director, officer, or agent of the Company is:

(a) bound to inquire into the title of the person named in the instrument of transfer as transferee, or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered, or

(b) liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares, or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.06 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the Directors.

ARTICLE VI - TRANSMISSION OF SHARES

6.01 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the Legal Personal Representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a Legal Personal Representative, the Directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration, or such other evidence or documents as the Directors consider appropriate.

6.02 Rights of Legal Personal Representative

The Legal Personal Representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the Directors have been deposited with the Company.

ARTICLE VII - PURCHASE OF SHARES

7.01 Company Authorized to Purchase Shares

Subject to Article 7.02, the special rights and restrictions attached to the shares of any class or series, and the *Business Corporations Act*, the Company may, if authorized by the Directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.02 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a) the Company is insolvent; or

(b) making the payment or providing the consideration would render the Company insolvent.

7.03 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased, or otherwise acquired by it, the Company may sell, gift, or otherwise dispose of the share, but, while such share is held by the Company, it:

(a) is not entitled to vote the share at a meeting of its shareholders;

(b) must not pay a dividend in respect of the share; and

(c) must not make any other distribution in respect of the share.

ARTICLE VIII - BORROWING POWERS

8.01 Borrowing Powers

The Company, if authorized by the Directors, may:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ARTICLE IX - ALTERATIONS

9.01 Alteration of Authorized Share Structure

Subject to Article 9.02 and the *Business Corporations Act*, the Company may:

(a) by ordinary resolution:

(i) create one or more classes or series of shares or, if none of the shares of a class or series of shares is allotted or issued, eliminate that class or series of shares;

(ii) increase, reduce, or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(iii) if the Company is authorized to issue shares of a class of shares with par value:

A. decrease the par value of those shares; or

B. if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(iv) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(v) alter the identifying name of any of its shares; or

(vi) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

(b) By resolution of the directors subdivide or consolidate all or any of its unissued, or fully paid issued, shares, subject to any additional shareholder resolution as may be required by the stock exchange or quotation system on which the Company's common shares are listed for trading.

9.02 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may by ordinary resolution:

(a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued;

(b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued or

(c) change all or any of the unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value.

9.03 Change of Name

The Company may by a resolution of the Directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name, subject to any additional shareholder resolution as may be required by the stock exchange or quotation system on which the Company's common shares are listed for trading.

9.04 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

ARTICLE X - MEETINGS OF SHAREHOLDERS

10.01 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the Directors.

10.02 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.02, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.03 Calling of Meetings of Shareholders

The Directors may, whenever they think fit, call a meeting of shareholders.

10.04 Location of Meetings of Shareholders

Subject to the *Business Corporations Act*, a meeting of shareholders may be held in or outside of British Columbia as determined by a resolution of the Directors.

10.05 Notice for Meetings of Shareholders

The Company must send notice of the date, time, and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by applicable securities laws, to each shareholder entitled to attend the meeting, to each Director, and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days,

but not more than two months before the meeting.

10.06 Record Date for Notice

The Directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.07 Record Date for Voting

The Directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.08 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.09 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.01, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting, or authorizing any document, or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

  (i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

  (ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

ARTICLE XI - PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.01 Special Business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

  (i) business relating to the conduct of or voting at the meeting;

  (ii) consideration of any financial statements of the Company presented to the meeting;

  (iii) consideration of any reports of the Directors or auditor;

(iv) the election or appointment of Directors;

(v) the appointment of an auditor;

(vi) the setting of the remuneration of an auditor;

(vii) business arising out of a report of the Directors not requiring the passing of a special resolution or an exceptional resolution;

(viii) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.02 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.03 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person who is, or who represents by proxy, shareholders who, in the aggregate, hold at least one of the issued shares entitled to be voted at the meeting.

11.04 Other Persons May Attend

The Directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, and any other persons invited by the Directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.05 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.06 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.07 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.06(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.08 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the Board, if any; or

(b) if the chair of the Board is absent or unwilling to act as chair of the meeting,

(i) the president, if any; or

(ii) A vice-president, if any.

11.09 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the Board, president, or vice-president present within 15 minutes after the time set for holding the meeting, or if the chair of the Board, the president, and the vice-president are unwilling to act as chair of the meeting, or if the chair of the Board, the president, and the vice-president have advised the secretary, if any, or any Director present at the meeting, that they will not be present at the meeting, the Directors present must choose one of their number to be chair of the meeting or if all of the Directors present decline to take the chair or fail to so choose the Directors present may choose any person present at the meeting to chair the meeting, or if no Director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting by ordinary resolution must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders, provided he or she is entitled to vote, is entitled to propose or second a motion.

11.15 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16 Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time, and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn by the person who demanded it.

11.17 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

ARTICLE XII - VOTES OF SHAREHOLDERS

12.01 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.03:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.02 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the Directors, that the person is a Legal Personal Representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.03 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.04 Legal Personal Representatives as Joint Shareholders

Two or more Legal Personal Representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.03, deemed to be joint shareholders.

12.05 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must:

(i) be received at the registered office of the Company or at any other place specified in the notice calling the meeting for the receipt of proxies at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b) if a representative is appointed under this Article 12.05:

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax, or any other method of transmitting legibly recorded messages.

12.06 Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is:

(a) a public company, or

(b) a pre-existing reporting company

(i) which has the Statutory Reporting Company Provisions as part of its Articles, or

(ii) to which the Statutory Reporting Company Provisions apply,

Articles 12.07 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.07 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders, who need not be shareholders, to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.08 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.09 Deposit of Proxy

A proxy for a meeting of shareholders must:

(a) be received at the registered office of the Company or at any other place specified in the notice calling the meeting for the receipt of proxies at least the number of business days specified in the notice, which must not be more than 48 hours, not including Saturdays or holidays, before the meeting or adjourned meeting at which the proxy is to be used, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.10 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a) at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b) by the chair of the meeting, before the vote is taken.

12.11 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the Directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act, and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.

This proxy *[is/is not]* solicited by or on behalf of the management of the Company.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the shareholder):

Signed *[month, day, year]*

____

[Signature of shareholder]

____

[Name of shareholder—printed]

12.12 Revocation of Proxy

Subject to Article 12.13, every proxy may be revoked by an instrument in writing that is:

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b) provided, at the meeting, to the chair of the meeting.

12.13 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.12 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her Legal Personal Representative or trustee in bankruptcy;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.05.

12.14 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting, and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

ARTICLE XIII - DIRECTORS

13.01 First Directors; Number of Directors

The first Directors are the persons designated as Directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act*. The number of Directors, excluding additional Directors appointed under Article 14.08, is set at:

(a) if the Company is a public company, the greater of three and the most recently set of:

(i) the number of Directors set by the Directors; and

(ii) the number of Directors set under Article 14.04;

(b) if the Company is not a public company, the most recently set of:

(i) the number of Directors set by the Directors; and

(ii) the number of Directors set under Article 14.04.

13.02 Change in Number of Directors

If the number of Directors is set under Articles 13.01(a)(i) or 13.01(b)(i):

(a) the shareholders may elect or appoint the Directors needed to fill any vacancies in the Board of Directors up to that number;

(b) if the shareholders do not elect or appoint the Directors needed to fill any vacancies in the Board of Directors up to that number contemporaneously with the setting of that number, then the Directors may appoint Directors to fill those vacancies.

13.03 Directors' Acts Valid Despite Vacancy

An act or proceeding of the Directors is not invalid merely because fewer than the number of Directors set or otherwise required under these Articles is in office.

13.04 Qualifications of Directors

A Director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act, or continue to act as a Director, and any person not being a member of the Company who becomes a Director shall be deemed to have agreed to be bound by the provisions of the Articles to the same extent as if he or she were a shareholder of the Company.

13.05 Remuneration of Directors

The Directors are entitled to the remuneration, if any, for acting as Directors as the Directors may from time to time determine. If the Directors so decide, the remuneration, if any, of the Directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a Director.

13.06 Reimbursement of Expenses of Directors

In addition to the requirements of the *Business Corporations Act* and Article 21 with respect to indemnification of Directors and officers and payment of expenses, the Company may reimburse each Director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.07 Special Remuneration for Directors

If any Director performs any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director, or if any Director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the Directors, or, at the option of that Director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.08 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension, or allowance.

ARTICLE XIV - ELECTION AND REMOVAL OF DIRECTORS

14.01 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.02:

(a) the shareholders entitled to vote at the annual general meeting for the election of Directors must elect, or in the unanimous resolution appoint, a Board of Directors consisting of the number of Directors for the time being set under these Articles; and

(b) all the Directors cease to hold office immediately before the election or appointment of Directors under paragraph (a), but are eligible for re-election or re-appointment.

14.02 Consent to be a Director

No election, appointment or designation of an individual as a Director is valid unless:

(a) that individual consents to be a Director in the manner provided for in the *Business Corporations Act*;

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a Director; or

(c) the designation is otherwise valid under the *Business Corporations Act*

14.03 Failure to Elect or Appoint Directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.02, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(b) the shareholders fail, at the annual general meeting cr in the unanimous resolution contemplated by Article 10.02, to elect or appoint any Directors;

then each Director then in office continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.04 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of Directors, the places of any of the retiring Directors are not filled by that election, those retiring Directors who are not re-elected and who are asked by the newly elected Directors to continue in office will, if willing to do so, continue in office to complete the number of Directors for the time being set pursuant to these Articles until further new Directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being set pursuant to these Articles, and if the Directors do not appoint Directors to fill those vacancies pursuant to Article 13.02(2)(b), the number of Directors of the Company is deemed to be set at the number of Directors actually elected or continued in office.

14.05 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the Board of Directors may be filled by the Directors.

14.06 Remaining Directors' Power to Act

The Directors may act notwithstanding any vacancy in the Board of Directors, but if the Company has fewer Directors in office than the number set pursuant to these Articles as the quorum of Directors, the Directors may only act for the purpose of appointing Directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the Board of Directors or, subject to the *Business Corporations Act*, for any other purpose.

14.07 Shareholders May Fill Vacancies

If the Company has no Directors or fewer Directors in office than the number set pursuant to these Articles as the quorum of Directors as a result of the removal, by the shareholders, of a Director or Directors, the shareholders may elect or appoint Directors to fill any vacancies on the Board of Directors.

14.08 Additional Directors

Notwithstanding Articles 13.01 and 13.02, between annual general meetings or unanimous resolutions contemplated by Article 10.02, the Directors may appoint one or more additional Directors, but the number of additional Directors appointed under this Article 14.08 must not at any time exceed one-third of the number of the current Directors who were elected or appointed as Directors other than under this Article 14.08.

Any Director so appointed ceases to hold office immediately before the next election or appointment of Directors under Article 14.01(a), but is eligible for re-election or re-appointment.

14.09 Ceasing to be a Director

A Director ceases to be a Director when:

(a) the term of office of the Director expires;

(b) the Director dies;

(c) the Director resigns as a Director by notice in writing provided to the Company or to a lawyer for the Company; or

(d) the Director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any Director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a Director to fill the resulting vacancy. If the shareholders do not elect or appoint a Director to fill the resulting vacancy contemporaneously with the removal, then the Directors may appoint a Director to fill that vacancy.

14.11 Removal of Director by Directors

The Directors may remove any Director before the expiration of his or her term of office if the Director is convicted of an indictable offence, or if the Director ceases to be qualified to act as a Director of a company and does not promptly resign, and the Directors may appoint a Director to fill the resulting vacancy.

ARTICLE XV - ALTERNATE DIRECTORS

15.01 Appointment of Alternate Director

Any Director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a Director to be his or her alternate to act in his or her place at meetings of the Directors or committees of the Directors at which the appointor is not present unless (in the case of an appointee who is not a Director) the Directors have reasonably disapproved the appointment of such person as an alternate Director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company. Every alternate Director shall have a direct and personal duty to the Company arising from his or her alternate directorship, independent of the duties of the Director who appointed him or her.

15.02 Notice of Meetings

Every alternate Director so appointed is entitled to notice of meetings of the Directors and of committees of the Directors of which his or her appointor is a member and to attend and vote as a Director at any such meetings at which his or her appointor is not present.

15.03 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate Director by more than one Director, and an alternate Director:

(a) will be counted in determining the quorum for a meeting of Directors once for each of his or her appointors and, in the case of an appointee who is also a Director, once more in that capacity;

(b) has a separate vote at a meeting of Directors for each of his or her appointors and, in the case of an appointee who is also a Director, an additional vote in that capacity;

(c) will be counted in determining the quorum for a meeting of a committee of Directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a Director, once more in that capacity;

(d) has a separate vote at a meeting of a committee of Directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a Director, an additional vote in that capacity.

15.04 Consent Resolutions

Every alternate Director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.05 Alternate Director Not an Agent

Every alternate Director is deemed not to be the agent of his or her appointor and shall be deemed not to have any conflict arising out of any interest, property, or office held by the appointor. An alternate Director shall be deemed to be a Director for all purposes of these Articles, with full power to act as a Director, subject to any limitations in the instrument appointing him or her, and an alternate Director shall be entitled to all of the indemnities and similar protections afforded directors by the *Business Corporations Act* and under these Articles. A Director shall have no liability arising out of any act or omission by his or her alternate Director to which the appointor was not a party, nor shall an alternate Director have any liability for any such act or omission by the appointor. Without limiting the foregoing, no duty to account to the Company shall be imposed upon an alternate Director merely because he or she voted in respect of a contract or transaction in which the appointor was interested or which the appointor failed to disclose, nor shall any such duty be imposed upon an appointor merely because he or she voted in respect of a contract or transaction in which his or her alternate Director was interested or which such alternate Director failed to disclose.

15.06 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate Director appointed by him or her.

15.07 Ceasing to be an Alternate Director

The appointment of an alternate Director ceases when:

(a) his or her appointor ceases to be a Director and is not promptly re-elected or re-appointed;

(b) the alternate Director dies;

(c) the alternate Director resigns as an alternate Director by notice in writing provided to the Company or to a lawyer for the Company;

(d) the alternate Director ceases to be qualified to act as a Director; or

(e) his or her appointor revokes the appointment of the alternate Director.

15.08 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate Director for the reasonable expenses that would be properly reimbursed if he or she were a Director, and the alternate Director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

ARTICLE XVI - POWERS AND DUTIES OF DIRECTORS

16.01 Powers of Management

The Directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.02 Appointment of Attorney of Company

The Directors may from time to time, by power of attorney or other instrument, under Seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities, and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the power to fill vacancies in the Board of Directors, to remove a Director, to change the membership of, or fill vacancies in, any committee of the Directors, to appoint or remove officers appointed by the Directors, and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the Directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested in him or her.

16.03 Remuneration of Auditor

The Directors may set the remuneration of the auditor of the Company.

ARTICLE XVII - DISCLOSURE OF INTEREST OF DIRECTORS

17.01 Obligation to Account for Profits

A Director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the Director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

17.02 Restrictions on Voting by Reason of Interest

A Director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any Directors' resolution to approve that contract or transaction, unless all the Directors have a disclosable interest in that contract or transaction, in which case any or all of those Directors may vote on such resolution.

17.03 Interested Director Counted in Quorum

A Director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of Directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the Director votes on any or all of the resolutions considered at the meeting.

17.04 Disclosure of Conflict of Interest or Property

A Director or senior officer who holds any office or possesses any property, right, or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a Director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

17.05 Director Holding Other Office in the Company

A Director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of Director for the period and on the terms (as to remuneration or otherwise) that the Directors may determine.

17.06 No Disqualification

No Director or intended Director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the Director holds with the Company or as vendor, purchaser, or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested is liable to be voided for that reason.

17.07 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a Director or officer, or any person in which a Director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the Director or officer or such person is entitled to remuneration for professional services as if that Director or officer were not a Director or officer.

17.08 Director or Officer in Other Corporations

A Director or officer may be or become a director, officer or employee of, or otherwise be interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the Director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer, or employee of, or from his or her interest in, such other person.

ARTICLE XVIII - PROCEEDINGS OF DIRECTORS

18.01 Meetings of Directors

The Directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the Directors held at regular intervals may be held at the place, at the time, and on the notice, if any, as the Directors may from time to time determine.

18.02 Voting at Meetings

Questions arising at any meeting of Directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does have a second or casting vote.

18.03 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of Directors:

(a) the chair of the Board, if any;

(b) in the absence of the chair of the Board, the president, if any, if the president is a Director; or

(c) any other Director chosen by the Directors if:

(i) neither the chair of the Board nor the president, if a Director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii) neither the chair of the Board nor the president, if a Director, is willing to chair the meeting; or

(iii) the chair of the Board and the president, if a Director, have advised the secretary, if any, or any other Director, that they will not be present at the meeting.

18.04 Meetings by Telephone or Other Communications Medium

A Director may participate in a meeting of the Directors or of any committee of the Directors in person or by telephone if all Directors participating in the meeting, whether in person or by telephone, are able to communicate with each other. A Director may participate in a meeting of the Directors or of any committee of the Directors by a communications medium other than telephone if all Directors participating in the meeting are able to communicate with each other and if all Directors who wish to participate in the meeting agree to such participation. A Director who participates in a meeting in a manner contemplated by this Article 18.04 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.05 Calling of Meetings

A Director may, and the secretary or an assistant secretary of the Company, if any, on the request of a Director must, call a meeting of the Directors at any time.

18.06 Notice of Meetings

Other than for meetings held at regular intervals as determined by the Directors pursuant to Article 18.01, reasonable notice of each meeting of the Directors, specifying the place, day, and time of that meeting must be given to each of the Directors and the alternate Directors by any method set out in Article 24.01 or orally or by telephone.

18.07 When Notice Not Required

It is not necessary to give notice of a meeting of the Directors to a Director or an alternate Director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that Director was elected or appointed, or is the meeting of the Directors at which that Director is appointed;

(b) the Director or alternate Director, as the case may be, has waived notice of the meeting; or

(c) the Director or alternate Director, as the case may be, is not, at that time, in the Province of British Columbia.

18.08 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of Directors to, or the non-receipt of any notice by, any Director or alternate Director, does not invalidate any proceedings at that meeting.

18.09 Waiver of Notice of Meetings

Any Director or alternate Director may send to the Company a document signed by him or her waiving notice of any past, present, or future meeting or meetings of the Directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the Directors need be given to that Director and, unless the Director otherwise requires by notice in writing to the Company, to his or her alternate Director, and all meetings of the Directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

18.10 Quorum

The quorum necessary for the transaction of the business of the Directors may be set by the Directors and, if not so set, is deemed to be set at a majority of the Directors in office or, if the number of Directors is set at one, is deemed to be set at one Director, and that Director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*; an act of a Director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that Director or officer.

18.12 Consent Resolutions in Writing

A resolution of the Directors or of any committee of the Directors may be passed without a meeting:

(a) in all cases, if each of the Directors entitled to vote on the resolution consents to it in writing; or

(b) in the case of a resolution to approve a contract or transaction in respect of which a Director has disclosed that he or she has or may have a disclosable interest, if each of the other Directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article may be by signed document, fax, email, or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the Directors or of any committee of the Directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of Directors or of the committee of the Directors and to be as valid and effective as if it had been passed at a meeting of the Directors or of the committee of the Directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the Directors or of a committee of the Directors.

ARTICLE XIX - EXECUTIVE AND OTHER COMMITTEES

19.01 Appointment and Powers of Executive Committee

The Directors may, by resolution, appoint an executive committee consisting of the Director or Directors that they consider appropriate, and this committee has, during the intervals between meetings of the Board of Directors, all of the Directors' powers, except:

(a) the power to fill vacancies in the Board of Directors;

(b) the power to remove a Director;

(c) the power to change the membership of, or fill vacancies in, any committee of the Directors; and

(d) such other powers, if any, as may be set out in the resolution or any subsequent Directors' resolution.

19.02 Appointment and Powers of Other Committees

The Directors may, by resolution:

(a) appoint one or more committees (other than the executive committee) consisting of the Director or Directors that they consider appropriate;

(b) delegate to a committee appointed under paragraph (a) any of the Directors' powers, except:

  (i) the power to fill vacancies in the Board of Directors;

  (ii) the power to remove a Director;

  (iii) the power to change the membership of, or fill vacancies in, any committee of the Directors; and

  (iv) the power to appoint or remove officers appointed by the Directors; and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent Directors' resolution.

19.03 Obligations of Committees

Any committee appointed under Articles 19.01 or 19.02, in the exercise of the powers delegated to it, must:

(a) conform to any rules that may from time to time be imposed on it by the Directors; and

(b) report every act or thing done in exercise of those powers at such times as the Directors may require.

19.04 Powers of Board

The Directors may, at any time, with respect to a committee appointed under Articles 19.01 or 19.02:

(a) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration, or overriding;

(b) terminate the appointment of, or change the membership of, the committee; and

(c) fill vacancies in the committee.

19.05 Committee Meetings

Subject to Article 19.03(a) and unless the Directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.01 or 19.02:

(a) the committee may meet and adjourn as it thinks proper;

(b) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the Directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of the committee constitutes a quorum of the committee, unless the committee consists of only one director, and in that case, that one director constitutes a quorum; and

(d) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does have a second or casting vote.

ARTICLE XX - OFFICERS

20.01 Directors May Appoint Officers

The Directors may, from time to time, appoint such officers, if any, as the Directors determine and the Directors may, at any time, terminate any such appointment.

20.02 Functions, Duties and Powers of Officers

The Directors may, for each officer:

(a) determine the functions and duties of the officer;

(b) entrust to and confer on the officer any of the powers exercisable by the Directors on such terms and conditions and with such restrictions as the Directors think fit; and

(c) revoke, withdraw, alter, or vary all or any of the functions, duties and powers of the officer.

20.03 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the Board or as a managing Director must be a Director. Any other officer need not be a Director.

20.04 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits, or otherwise) that the Directors thinks fit and are subject to termination at the pleasure of the Directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

ARTICLE XXI - INDEMNIFICATION

21.01 Indemnification

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the *Business Corporations Act.*

21.02 Deemed Contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 21.01.

21.03 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

21.04 Non-Compliance with *Business Corporations Act*

The failure of a Director, alternate Director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.05 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or Legal Personal Representatives) who:

(a) is or was a Director, alternate Director, officer, employee, or agent of the Company;

(b) is or was a Director, alternate Director, officer, employee, or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c) at the request of the Company, is or was a Director, alternate Director, officer, employee, or agent of a corporation or of a partnership, trust, joint venture, or other unincorporated entity;

(d) at the request of the Company, holds or held a position equivalent to that of a Director, alternate Director, or officer of a partnership, trust, joint venture, or other unincorporated entity;

against any liability incurred by him or her as such Director, alternate Director, officer, employee, or agent or person who holds or held such equivalent position.

ARTICLE XXII - DIVIDENDS

22.01 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.02 Declaration of Dividends

Subject to the *Business Corporations Act*, the Directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.03 No Notice Required

The Directors need not give notice to any shareholder of any declaration under Article 22.02.

22.04 Record Date

The Directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the Directors pass the resolution declaring the dividend.

22.05 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures, or other securities of the Company, or in any one or more of those ways.

22.06 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.05, the Directors may settle the difficulty as they deem advisable, and, in particular, may:

(a) set the value for distribution of specific assets;

(b) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees for the persons entitled to the dividend.

22.07 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the Directors.

22.08 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.09 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus, or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the Directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures, or other securities of the Company as a dividend representing the surplus or any part of the surplus.

ARTICLE XXIII - DOCUMENTS, RECORDS, AND REPORTS

23.01 Recording of Financial Affairs

The Directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.02 Inspection of Accounting Records

Unless the Directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

ARTICLE XXIV - NOTICES

24.01 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report, or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's Registered Address;

(ii) for a record mailed to a Director or officer, the prescribed address for mailing shown for the Director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's Registered Address;

(ii) for a record delivered to a Director or officer, the prescribed address for delivery shown for the Director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient; or

(f) as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

24.02 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.01 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays, and holidays excepted, following the date of mailing.

24.03 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report, or other record was addressed as required by Article 24.01, prepaid and mailed or otherwise sent as permitted by Article 24.01 is conclusive evidence of that fact.

24.04 Notice to Joint Shareholders

A notice, statement, report, or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.05 Notice to Trustees

A notice, statement, report, or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy, or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the Legal Personal Representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder, or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy, or incapacity had not occurred.

ARTICLE XXV - SEAL

25.01 Who May Attest Seal

Except as provided in Articles 25.02 and 25.03, the Company's Seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a) any two Directors;

(b) any officer, together with any Director;

(c) if the Company only has one Director, that Director; or

(d) any one or more Directors or officers or persons as may be determined by the Directors.

25.02 Sealing Copies

For the purpose of certifying under Seal a certificate of incumbency of the Directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.01, the impression of the Seal may be attested by the signature of any Director or officer.

25.03 Mechanical Reproduction of Seal

The Directors may authorize the Seal to be impressed by third parties on share certificates or bonds, debentures, or other securities of the Company as they may determine appropriate from time to time. To enable the Seal to be impressed on any share certificates or bonds, debentures, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph, or print such definitive or interim share certificates or bonds, debentures, or other securities one or more unmounted dies reproducing the Seal and the Chair of the Board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer, or an assistant secretary-treasurer may in writing authorize such person to cause the Seal to be impressed on such definitive or interim share certificates or bonds, debentures, or other securities by the use of such dies. Share certificates or bonds, debentures, or other securities to which the Seal has been so impressed are for all purposes deemed to be under and to bear the Seal impressed on them.

ARTICLE XXVI - PROHIBITIONS

26.01 Definitions

In this Article 26:

(a) **"designated security"** means:

  (i) a voting security of the Company;

  (ii) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

  (iii) a security of the Company convertible, directly or indirectly, into a security described in paragraph (i) or (ii);

(b) **"security"** has the meaning assigned in the *Securities Act* (British Columbia);

(c) **"voting security"** means a security of the Company that:

  (i) is not a debt security, and

  (ii) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.02 Application

Article 26.03 does not apply to the Company if and for so long as it is a public company, or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles, or to which the Statutory Reporting Company Provisions apply.

26.03 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred, or otherwise disposed of without the consent of the Directors and the Directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Schedule "C" to Information Circular dated 11 May 2005

WILLIAMS CREEK EXPLORATIONS LIMITED

(the "Company")

STOCK OPTION PLAN

27 June 2005

Approved by the Board on: 25 May 2005

Approved by the shareholders on: ____________________ 2005

Approved by the TSX Venture Exchange on: ____________________ 2005

1. INTERPRETATION

1.1. **Definitions**. In the Plan:

(a) "**Administrator**" means, initially, the Secretary of the Company and thereafter will mean such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time.

(b) "**Board**" means the board of directors of the Company, or any committee thereof to which the board of directors of the Company has delegated the power to administer and grant options under the Plan.

(c) "**Cause**" means:

(i) in the case of an individual regularly employed with the Company or any of its subsidiaries, as such term is defined in the written employment or consulting agreement between the Company and the individual or, if there is no written employment agreement or Cause is not defined therein, the usual meaning of just cause under the common law or the laws of the jurisdiction in which the individual is employed;

(ii) in the case of an Employee or Consultant, the termination of employment or the consulting or service provider contract as a result of an order made by any Regulatory Authority having jurisdiction to so order; or

(iii) in the case of a Director, ceasing to be a director as a result of:

A. ceasing to meet the qualifications set out in section 124 of the *Business Corporations Act* (British Columbia);

B. a resolution having been passed by the shareholders of the Company under section 128(3) of the *Business Corporations Act* (British Columbia); or

C. an order made by any Regulatory Authority having jurisdiction to so order.

(d) "**Company**" means Williams Creek Explorations Limited and its successors.

(e) "**Consultant**" means, in relation to the Company, an individual or Consultant Company, other than an Employee or a Director of the Company, that:

(i) is engaged to provide on a *bona fide* basis, consulting, technical, management, or other services to the Company or to an affiliate of the Company, other than services provided in relation to a distribution;

(ii) provides the services under a written contract between the Company or the affiliate and the individual or the Consultant Company;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and

(iv) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(f) "**Consultant Company**" means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner.

(g) "**Directors**" means directors, senior officers or Management Company Employees of the Company, or of the Company's subsidiaries to whom stock options can be granted in reliance on a prospectus exemption under the applicable securities laws.

(h) "**Employee**" means an individual who:

(i) is considered an employee of the Company or its subsidiary under the *Income Tax Act* (Canada) (*i.e.* for whom income tax, employment insurance and CPP deductions must be made at source);

(ii) provides services normally provided by an employee, is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source, and works:

A. full time for the Company or its subsidiary; or

B. on a continuing and regular basis for a minimum of 15 hours per week.

(i) "**Exchange**" means the TSX Venture Exchange.

(j) "**Expiry Date**" means the date an Option expires and terminates as determined by paragraph 3.1(b), subject to early termination by section 3.4

(k) "**Insider**" means:

(i) a director or senior officer of the Company;

(ii) a director of senior officer of a company that is in Insider or subsidiary of the Company;

(iii) a person that beneficially owns or controls, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company; or

(iv) the Company itself if it holds any of its own securities.

(l) "**Grant Date**" means the date specified in an Option Agreement.

(m) "**Management Company Employee**" means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excludes a person engaged in investor relations activities.

(n) "**Market Price**" of Shares at any Grant Date has the same meaning as found in the Exchange Corporate Finance Manual.

(o) "**Option**" means a specific option to purchase Shares granted pursuant to a particular Option Agreement.

(p) "**Option Agreement**" means an agreement, in the form attached hereto as Schedule A, by which the Company grants to an Optionee an Option with respect to Option Shares.

(q) "**Option Shares**" means the aggregate number of Shares which an Optionee may purchase pursuant to the provisions of an Option Agreement, adjusted from time to time in accordance with the provisions of Section 4.

(r) "**Optionee**" means the person specified in an Option Agreement and his or her respective heirs, executors, and administrators.

(s) "**Plan**" means this stock option plan, which was approved by the Board on 25 May 2005 and by the shareholders on __________, 2005.

(t) "**Regulatory Authorities**" means all stock exchanges, inter-dealer quotation networks, and other organized trading facilities on which the Company's Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company.

(u) "**Shares**" means the Common shares without par value in the capital of the Company as constituted on the date hereof provided that, if there is any adjustment pursuant to Section 4, "Shares" will thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

(v) "**Termination Date**" means in the case of the termination of the Optionee's employment or consulting or management company contract with the Company by either party for any reason other than death, the date that one party delivers written notice of termination of the Optionee's employment or contract to the other party.

1.2. **Gender and Number**. Words denoting the masculine gender include the feminine gender and words denoting the singular include the plural and *vice versa*.

2. GRANT OF OPTIONS

2.1. **Grant of Options**. The Board will, from time to time, in its sole discretion, determine those Directors, Employees, Consultants, and Management Company Employees if any, to whom Options are to be granted. The terms of any such Options will be determined by the Board, but within the limitations set out in the Plan.

2.2. **Limits on Shares Issuable on Exercise of Options**. Subject to adjustment as provided for under Section 4, the number of Shares reserved for issuance under the Plan together with all of the Company's other previously established or proposed share compensation arrangements in aggregate shall not exceed 10% of the total number of issued and outstanding Shares determined at the date of grant; and:

(a) to any one Optionee within a 12 month period shall not exceed 5% of the total number of issued and outstanding Shares determined at the date of grant;

(b) to any one Consultant within a 12 month period for services, other than conducting investor relations activities, shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares determined at the date of grant; and

(c) to all Employees and Consultants conducting investor relations activities within a 12 month period, shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares determined at the date of grant.

This Plan will not alter the terms or conditions of any existing options or impair any right of any Optionee pursuant to any existing option awarded prior to the Plan.

2.3. **Exercise Price**. Subject to adjustment as provided for under Section 4, the Exercise Price under each Option Agreement will be determined by the Board, based on, and in any event not less than, the Market Price of the Shares on the Grant Date, less such discount, if any, as may be determined by the Board and permitted by the Regulatory Authorities.

2.4. **Lapsed Options**. Any Shares not acquired by an Optionee under an Option that has expired or lapsed may be made the subject of a further Option pursuant to the provisions of the Plan.

2.5. **Time for Exercise**. The time for exercise of an Option will be as set out in Section 3 and will not in any case exceed 5 years from the Grant Date.

2.6. **Option Agreement**. The Options will be confirmed by the execution of an Option Agreement. The execution of an Option Agreement will constitute conclusive evidence that it has been completed in compliance with the Plan. The Company is required to obtain Disinterested Shareholder approval for any reduction in the exercise price of the options if the Optionee is an Insider of the Issuer at the time of the proposed reduction. The Company is required to obtain shareholder approval of the Plan yearly at the Annual General Meeting of Shareholders. Each Optionee will have the option to purchase from the Company the Option Shares at the

time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. If the Optionee:

(a) is an Employee, Consultant, Consulting Company or Management Company Employee, the Company is representing herein, and the Company and the Optionee will represent in the applicable Option Agreement, that the Optionee is a *bona fide* Employee, Consultant, Consultant Company, or Management Company Employee, as the case may be, of the Company or its subsidiary;

(b) is not an individual, it is required to complete the Exchange Form 4F, *Certification and Undertaking Required from a Company Granted an Incentive Stock Option*, and to agree, except with the written consent of the Exchange, not to effect or permit any transfer of ownership or option of its shares, nor to issue further shares of any class to any other individual or entity as long as its option with the Issuer remains outstanding;

(c) is a new Insider or is undertaking Investor Relations Activities, the Optionee is required to complete the Exchange Form 2A, *Personal Information Form*, or, if applicable, Exchange Form 2C, *Declaration*;

(d) is a Consultant performing Investor Relations Activities, the Options must vest in stages over 12 months with no more than ¼ of the Options vesting in any three month period.

3. EXERCISE OF OPTIONS

3.1. Time of Exercise.

(a) Subject to section 3.4, an Option may be exercised to purchase any number of Shares up to the number of unissued Option Shares anytime after the Grant Date up to 4:00 p.m. local time in Vancouver, British Columbia on the Expiry Date and shall not be exercisable thereafter; and

(b) Unless otherwise determined by the Board at the time of the grant of an Option, Options will be granted for a term of 5 years, subject to expiry as provided in paragraph 3.4.

3.2. **Hold Period**. Share issued on exercise of Options granted under this Plan shall be subject to any resale restrictions or hold period imposed by applicable securities legislation and exchange policies. The share certificate representing the Option Shares will contain the legend required by such securities legislation or exchange policies. Without limiting the generality of the foregoing, the Optioned Shares issued may not be traded for a period of 4 months from the Grant Date pursuant to section 2.7 of Policy 4.4, *Incentive Stock Options*, of the Exchange, and the share certificate representing the Option Shares will contain the required legend.

3.3. **Manner of Exercise**. An Option may be exercised by an Optionee in whole or in part by delivering to the Administrator of the Company at its registered office or such other place as may be designated by the Company from time to time, a written notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the aggregate Exercise Price. Upon notice and payment, there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company, in the amount of the aggregate Exercise Price will constitute payment of the Exercise Price unless the cheque is not honoured upon presentation in which case the Option will not have been validly exercised. Upon receipt of such notice and payment, the Company will forthwith instruct its Transfer Agent to issue such Shares in the name of the Optionee and deliver a share certificate therefor to the Optionee.

3.4. **Termination of Option**. An Optionee may exercise an Option in whole or in part at any time or from time to time prior to the Expiry Date of the Option provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix a minimum number of Shares in respect of which

an Optionee may exercise part of any Option held by such Optionee. Any Option or part thereof not exercised prior to the Expiry Date will terminate and become null, void and of no effect as of 4:00 p.m. local time in Vancouver, British Columbia on the Expiry Date. The Expiry Date of an Option will be the earlier of the last day of the term fixed by the Board in accordance with paragraph 3.1(b) and the date established, if applicable, in subparagraphs (a) to (e) below:

(a) Death: If the Optionee should die, or if the Optionee is a company and the principal of the Optionee should die, while he or she is still entitled to exercise the Option, then the Option granted, or such part thereof as remains unexercised, may be exercised by the legal representative of the Optionee and the Expiry Date for the Option, or such part thereof as remains unexercised, will be the first anniversary of the date of the Optionee's death.

(b) Ceasing to hold Office: If the Optionee holds his or her Option as a Director and then ceases to be a Director other than by reason of death, the Expiry Date for the Option or such part thereof as remains unexercised will be the 30th day following the date the Optionee ceases to be a Director

(c) Ceasing to be Employee, Consultant or Management Company Employee : If the Optionee holds his or her Option as an Employee, Consultant, or Management Company Employee of the Company and then ceases to be an Employee or Consultant of the Company or, in the case of a Management Company Employee or Consultant Company, the Optionee's employer ceases to be engaged by the Company other than by reason of death, the Expiry Date for the Option or such part thereof as remains unexercised will be the 30th day following the Termination Date unless the Optionee ceases to be an Employee or Consultant for Cause, or in the case of a Management Company Employee or Consultant Company, the Optionee's employer ceases to be engaged by the Company for cause in which case the Expiry Date shall be the Termination Date.

(d) Ceasing to be an Individual Engaged in Investor Relations Activities: If the Optionee holds his or her Option as an individual engaged in Investor Relations Activities for the Company and then ceases to be an individual engaged in Investor Relations Activities for the Company other than by reason of death, the Expiry Date of the Option or such part thereof as remains unexercised will be the 30th day following the Termination Date unless the Optionee ceases to be an individual engaged in Investor Relations Activities for Cause, in which case the Expiry Date shall be the Termination Date.

(e) Holding Company Ceasing to be Wholly-Owned: If the Optionee holds his or her Option indirectly through a wholly-owned holding company, the Expiry Date will be the date the Optionee ceases to wholly-own such holding company.

4. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF OPTION SHARES TO PREVENT DILUTION OF OPTIONEE'S INTEREST

4.1. **Share Reorganization**. Whenever the Company issues Shares to holders of all or substantially all of its Shares, by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation:

(a) the Exercise Price will be adjusted to a price per Share which is the product of:

(i) the Exercise Price in effect immediately before the effective date or record date; and

(ii) a fraction the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding

immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b) the number of Option Shares purchasable pursuant to the Plan will be adjusted by multiplying

(i) the number of Option Shares purchasable pursuant hereto immediately before such effective date or record date, by

(ii) a fraction which is the reciprocal of the fraction described in subparagraph (a) (ii).

4.2. **Special Distribution.** Subject to the prior approval of Regulatory Authorities, whenever the Company issues by way of a dividend or otherwise distributes to holders of all or substantially all of its Shares;

(a) shares of the Company, other than the Shares;

(b) evidences of indebtedness;

(c) any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

(d) rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, the Exercise Price will be reduced by such amount, if any, as is determined by the Board to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution, and the number of Option Shares purchasable pursuant hereto will, if appropriate and as determined by the Board, be correspondingly increased.

4.3. **Corporate Reorganization.** Whenever there is:

(a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in paragraph 4.1 or 4.2;

(b) a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c) a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being a "Corporate Reorganization"),

the Optionee will be entitled to purchase, at the times, for the consideration, and subject to the terms and conditions set out in the Plan and the Option Agreement, and will accept, in lieu of the Shares which he or she would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that holders of Common shares are entitled to receive as a result of the Corporate Reorganization or, if appropriate, as otherwise determined by the Board.

5. MISCELLANEOUS

5.1. **Right to Employment.** Neither the Plan nor any of the provisions hereof will be deemed to give an Optionee the right to be retained in the employ of the Company or any subsidiary of the Company or to interfere with the right of the Company to terminate the Optionee's employment at any time.

5.2. **Termination, Amendment and Waiver**. The Board may from time to time amend any provision of the Plan, subject to any necessary acceptance of the Regulatory Authorities, provided that no such amendment materially impairs any of the rights of any Optionee under any Option then outstanding. The Board may terminate the Plan at any time, provided that such termination will not alter the terms or conditions of any Option or impair any of the rights of any Optionee under any Option then outstanding without the consent of such Optionees.

5.3. **No Assignment**. An Option may be exercised only by the Optionee, and is not assignable or transferable.

5.4. **Conflict**. In the event of any conflict between the provisions of the Plan and an Option Agreement, the provisions of the Plan will govern.

5.5. **Governing Law**. The Plan and each Option Agreement issued pursuant to the Plan will be governed by and construed in accordance with the laws of the province of British Columbia.

5.6. **Time of Essence**. Time is of the essence of the Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

5.7. **Entire Agreement**. The Plan and Option Agreement set out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersede all prior agreements, undertakings and understandings, whether oral or written.

5.8. **Headings for Reference Only**. The headings of sections and paragraphs are included solely for convenience or reference and as a matter of convenience and in no way define, limit or enlarge the scope or meaning of the Plan or any provision hereof.

5.9. **Necessary Approvals**. The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. Disinterested shareholder approval (as required by the Exchanges) will be obtained for any reduction in the exercise price of any Option granted under this Plan if the Optionee is an Insider of the Company at the time of the proposed amendment. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

5.10. **Administration of the Plan**. The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan.

5.11. **Interpretation, Construction, and Administration:** The interpretation and construction of any provision of the Plan shall be determined by the Board in good faith, and any such determination shall be final and binding on all parties. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

5.12. **Income Taxes**. As a condition of and prior to participation in the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

5.13. **Form of Notice**. A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

5.14. **No representation or Warranty**. The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

5.15. **Compliance with Applicable Law**. If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

5.16. **Rights of Optionees**. An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

– END OF PLAN –

82-3146

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Williams Creek Explorations Limited (the "Company" or "Williams Creek") and should be read in conjunction with the audited financial statements for the year ended January 31, 2005 and related notes contained therein. The date of this management's discussion and analysis is May 18, 2005. Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Williams Creek

Williams Creek is an exploration stage company engaged in the acquisition, exploration and development of mineral properties with a primary focus in British Columbia. The Company owns twenty-eight crown granted mineral claims in the Caribou Mining Division and three crown granted mineral claims in the Kamloops Mining Division. The Company also has a net 37.5% interest in the ATW diamond property in the MacKenzie Mining District of the Northwest Territories.

Risks

Williams Creek is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Also, the price of gold is affected by numerous factors beyond the control of the Company and has been volatile over short periods of time. Further, as the Company has no revenues from operations, the only sources of funds currently available to the Company are the sale of equity capital or the offering of an interest in its projects to another party.

Exploration projects

Kamloops gold project, British Columbia

The Company's efforts during the past year were focused on completing an agreement with a relative of Francis P. Newcome, Deceased, in order to perfect title to the three Crown-granted mineral claims. In March 2005, a Grant of Administration was issued so that the parties can implement the balance of the agreement. Different geophysical techniques are being considered to determine the best way to target drill holes for a program planned for summer/fall 2005.

Westport gold project, British Columbia

The Company is designing a diamond drilling program to follow up results of the 2003 program.

ATW diamond project, Northwest Territories

Work conducted over the past several field seasons has identified the source area of the diamond indicator mineral train. A bathymetric survey of the area of interest is planned for the upcoming summer in preparation for diamond drilling in the February to April 2006 field season.

Selected financial information

The following selected annual financial information is derived from the audited consolidated financial statements for the three most recently completed financial years and is prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

	Years ended January 31		
	2005	2004	2003
Interest income	$ 3,467	$ 4,406	$ 6,579
Net loss	119,748	108,687	31,749
Net loss per share	0.01	0.01	0.004
Stock option compensation	0	7,600	0
Working capital	266,761	163,872	350,606
Total assets	859,225	766,139	678,203

Results of operations

Williams Creek's operations during the year ended January 31, 2005 produced a net loss of $119,748 or $0.01 per share (2004 - $108,687 or $0.01 per share). The fluctuation in net loss is primarily due to the

write-down of deferred exploration costs on disposition of the Skeena claims in British Columbia offset by a decrease in general exploration activity, lower legal expenses and a smaller loss on foreign exchange. Revenue consists of interest income.

Liquidity and capital resources

At January 31, 2005, the Company had working capital of $266,761 (2004 - $163,872) and cash and cash equivalents of $272,932 (2004 - $158,035). The increase in cash is due to the exercise of share purchase warrants. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for the next year.

Cash used for operating activities during the year ended January 31, 2005 was $32,585 (2004 – $74,567) after adjusting for the non-cash activities of write-down of mineral property and foreign exchange loss. Cash used for investing activities during the year ended January 31, 2005 was $64,193 (2004 - $258,388). Significant expenditures include increasing the Company's ownership in ATW Resources Ltd. from a 40% interest to a 50% interest for cash consideration of $14,466. This in turn increased the Company's interest in the Lac de Gras claims in the Northwest Territories from a 30% net interest to a 37.5% net interest. $23,280 was spent completing the Newcome agreement for the three Crown-granted mineral claims in the Kamloops Mining Division and $19,061 was spent on the acquisition, maintenance and travel costs incurred in acquiring additional mining claims in the Skeena Mining Division. The Company subsequently sold all interest in the Skeena claims for a 1% net smelter royalty payment. Cash flows from financing activities during the year ended January 31, 2005 was $220,750 (2004 - $159,480). The source of cash during the year ended January 31, 2005 is from the issuance of common shares on the exercise of share purchase warrants. The source of cash during the year ended January 31, 2004 is from the issuance of common shares pursuant to private placements completed during that year and the exercise of share purchase warrants.

Changes in accounting principles

Stock-based compensation

The Canadian Institute of Chartered Accountants ("CICA") amended the stock option compensation and other stock based payments accounting standard during 2003. The Company adopted the standard and the audited financial statements for the year ended January 31, 2004 reflect this. Please see the Summary of Significant Accounting Policies and note 6(c) to the audited financial statements for further details.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004. The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into operations over time. Please see the Summary of Significant Accounting Policies contained within the audited financial statements for further details.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Selected quarterly information - Unaudited

	Three Months Ended							
	Jan-05	Oct-04	Jul-04	Apr-04	Jan-04	Oct-03	Jul-03	Apr-03
Interest income	$ 2,146	$ 187	$ 648	$ 486	$ 485	$ 1,144	$ 1,281	$ 1,496
Net loss (income)	6,692	79,148	24,497	9,411	(126)	55,798	23,170	29,845
Net loss per share	0.00	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Stock option compensation	0	0	0	0	0	7,600	0	0
Working capital	266,763	293,773	322,293	331,498	163,872	211,575	372,723	398,002
Total assets	859,225	863,140	959,805	949,404	766,139	815,141	790,366	789,662

Results of operations

The Company's operations during the three months ended January 31, 2005 produced a net loss of $6,692 as compared to a gain of $126 for the three months ended January 31, 2004. The increase in net loss is primarily due to an increase in professional fees offset by lower general exploration expenditures and increased interest income as compared to the three months ended January 31, 2004.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value. As at May 18, 2005, there were 12,500,723 outstanding common shares.

Directors, officers and employees are granted options to purchase common shares under the Company's 'rolling' stock option plan. This plan and its terms are disclosed in note 6(c) to the audited financial statements for the year ended January 31, 2005.

At the Annual & Special General Meeting of the Company scheduled for June 27, 2005, shareholders will be asked to consider and if deemed advisable to pass appropriate resolutions to change the number of common shares which the Company is authorized to issue from 100,000,000 to an unlimited number.

Related party transactions

During the year ended January 31, 2005, $1,200 was paid to a Company with common directors for rent.